IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended December 31, 2020, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 131, beginning July 1, 2020.

Legal address: Carlos Della Paolera, 8th floor, Autonomous City of Buenos Aires, Argentina. (In process)

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: October 29, 2018.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 541,230,019 common shares (*).

Subscribed, issued and paid up (in millions of ARS): 54,123

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Inversiones Financieras del Sur S.A.

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 429,899,005 common shares.

Voting stock (direct and indirect equity interest): 79.92%.

	CAPITAL STRUCTURE
Type of shares	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in (in millions of ARS)

Registered, common shares with a nominal value of ARS 100 each, 1 vote per share	541,230,019	541,230,019	54,123

(*) It is clarified that as of the closing date of the financial statements said share capital increase was still in process by the control body, therefore the outstanding shares were 126,014,050.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2020 and June 30, 2020
 (All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.20	06.30.20
ASSETS
Non-current assets
Investment properties	8	131,161	140,813
Property, plant and equipment	9	1,153	422
Trading properties	10	213	218
Intangible assets	11	1,191	1,220
Rights of use assets	12	680	691
Investments in associates and joint ventures	7	5,529	5,557
Deferred income tax assets	19	214	265
Income tax and minimum presumed income tax credits		11	9
Trade and other receivables	14	6,602	6,105
Investments in financial assets	13	10	-
Total non-current assets		146,764	155,300
Current Assets
Trading properties	10	3	8
Inventories		41	47
Income tax and minimum presumed income tax credits		131	118
Trade and other receivables	14	5,297	4,650
Derivative financial instruments	13	6	8
Investments in financial assets	13	6,079	7,513
Cash and cash equivalents	13	1,064	5,545
Total current assets		12,621	17,889
TOTAL ASSETS		159,385	173,189
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent (according to corresponding statement)		80,118	85,674
Non-controlling interest		5,412	4,901
TOTAL SHAREHOLDERS’ EQUITY		85,530	90,575
LIABILITIES
Non-current liabilities
Trade and other payables	16	1,175	1,484
Borrowings	17	31,339	31,855
Deferred income tax liabilities	19	30,358	28,742
Provisions	18	67	87
Derivative financial instruments	13	22	42
Leases liabilities		725	722
Total non-current liabilities		63,686	62,932
Current liabilities
Trade and other payables	16	5,458	4,268
Income tax liabilities		6	5
Payroll and social security liabilities		236	222
Borrowings	17	4,275	14,981
Derivative financial instruments	13	61	98
Provisions	18	74	52
Leases liabilities		59	56
Total current liabilities		10,169	19,682
TOTAL LIABILITIES		73,855	82,614
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		159,385	173,189

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income for the six and three-month periods ended December 31, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.20	12.31.19	12.31.20	12.31.19
Income from sales, rentals and services	20	3,094	6,814	2,098	3,715
Income from expenses and collective promotion fund	20	1,128	2,100	676	1,082
Operating costs	21	(1,693)	(2,758)	(964)	(1,424)
Gross profit		2,529	6,156	1,810	3,373
Net gain / (loss) from fair value adjustments of investment properties	8	3,228	2,816	(14,880)	(6,739)
General and administrative expenses	21	(935)	(881)	(418)	(475)
Selling expenses	21	(667)	(488)	(218)	(304)
Other operating results, net	22	(76)	30	(54)	62
Profit/ (loss) from operations		4,079	7,633	(13,760)	(4,083)
Share of (loss)/ profit of associates and joint ventures	7	(61)	375	(721)	(174)
Profit/ (loss) from operations before financing and taxation		4,018	8,008	(14,481)	(4,257)
Finance income	23	680	265	210	184
Finance cost	23	(2,172)	(2,197)	(916)	(1,125)
Other financial results	23	3,152	(4,652)	1,699	2,466
Inflation adjustment	23	1,247	(143)	912	(154)
Financial results, net		2,907	(6,727)	1,905	1,371
Profit/ (loss) before income tax		6,925	1,281	(12,576)	(2,886)
Income tax expense	19	(1,640)	(1,622)	3,058	(893)
Profit/ (loss) for the period		5,285	(341)	(9,518)	(3,779)

Other comprehensive income for the period:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment in associates	7'	26	-	39	-
Revaluation surplus		104	-	104	-
Other comprehensive income for the period (i)		130	-	143	-
Total comprehensive income/ (loss) for the period		5,415	(341)	(9,375)	(3,779)

Total comprehensive income/ (loss) attributable to:
Equity holders of the parent		4,761	(519)	(8,987)	(3,566)
Non-controlling interest		524	178	(531)	(213)

Attributable to:
Equity holders of the parent		130	-	143	-

Profit/ (loss) per share attributable to equity holders of the parent for the period:
Basic		0.09	(4.12)	(0.17)	(28.30)
Diluted		0.09	(4.12)	(0.17)	(28.30)

(i) The components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2020	126	4,089	11,577	160	11,064	38,176	20,482	85,674	4,901	90,575
Profit for the period	-	-	-	-	-	-	4,761	4,761	524	5,285
Other comprehensive income for the period	-	-	-	-	-	130	-	130	-	130
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (2)	53,997	6,654	(11,577)	-	(11,064)	(38,010)	-	-	-	-
Dividend distribution - Shareholders’ meeting as of October 26, 2020 (2)	-	-	-	-	-	-	(10,407)	(10,407)	-	(10,407)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (2)	-	-	-	1,024	-	7,832	(8,856)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(40)	-	(40)	(13)	(53)
Balance as of December 31, 2020	54,123	10,743	-	1,184	-	8,088	5,980	80,118	5,412	85,530

	Reserve for future dividends	Special reserve	Other reserves	Currency translation adjustment	Revaluation surplus (1)	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2020	37,911	180	-	(26)	328	(217)	38,176
Other comprehensive income for the period	-	-	-	26	104	-	130
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (2)	(37,911)	(180)	81	-	-	-	(38,010)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (2)	-	7,832	-	-	-	-	7,832
Changes in non-controlling interest	-	-	-	-	-	(40)	(40)
Balance as of December 31, 2020	-	7,832	81	-	432	(257)	8,088

(1) See Note 17 to the Annual Financial Statements as of June 30, 2020.
(2) See Note 27 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	126	4,089	11,577	160	11,064	89,117	(50,299)	65,834	3,731	69,565
Loss for the period	-	-	-	-	-	-	(519)	(519)	178	(341)
Dividend distribution - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	-	(876)	(876)	(175)	(1,051)
Assignment of results - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(51,173)	51,173	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(71)	-	(71)	71	-
Balance as of December 31, 2019	126	4,089	11,577	160	11,064	37,873	(521)	64,368	3,805	68,173

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2019	38,787	50,477	(147)	89,117
Assignment of results - Shareholders’ meeting as of October 30, 2019	(876)	(50,297)	-	(51,173)
Changes in non-controlling interest	-	-	(71)	(71)
Balance as of December 31, 2019	37,911	180	(218)	37,873

(1)
See Note 17 to the Annual Financial Statements as of June 30, 2020.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.20	12.31.19
Operating activities:
Cash (used in)/ generated from operations	15	(5,283)	4,539
Income tax paid		(8)	(90)
Net cash (used in)/ generated from operating activities		(5,291)	4,449
Investing activities:
Capital contributions in associates and joint ventures		(17)	(36)
Changes in non-controlling interest in subsidiaries		(53)	-
Acquisition of investment properties		(1,879)	(871)
Acquisition of property, plant and equipment		(21)	(50)
Advance payments		(47)	(811)
Acquisition of intangible assets		(7)	(12)
Acquisitions of investments in financial assets		(10,890)	(9,118)
Proceeds from investments in financial assets		15,887	10,805
Loans granted		-	(1,172)
Loans granted to related parties		(2,459)	(3,039)
Loans payment received from related parties		265	798
Proceeds from sales of investment properties		14,144	5
Collection of financial assets interests and dividends		348	353
Dividends received		-	132
Net cash generated from/ (used in) investing activities		15,271	(3,016)
Financing activities:
Repurchase of non-convertible notes		(73)	(300)
Sales of non-convertible notes in portfolio		561	-
Borrowings obtained		37	-
Payment of borrowings		(376)	-
Payment of non-convertible notes		(11,301)	-
Payment of leases liabilities		(19)	(31)
Payment of derivative financial instruments		(359)	(453)
Proceeds from derivative financial instruments		50	476
Payment of interest		(1,877)	(1,957)
Dividends paid		(2,064)	(876)
Dividends paid to non-controlling shareholders		-	(112)
Short-term loans, net		951	144
Net cash used in by financing activities		(14,470)	(3,109)
Net decrease in cash and cash equivalents		(4,490)	(1,676)
Cash and cash equivalents at beginning of the period	13	5,545	7,193
Foreign exchange gain on cash and fair value result for cash equivalents		28	161
Inflation adjustment		(19)	(39)
Cash and cash equivalents at end of the period	13	1,064	5,639

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subsequently changed to our current denomination.

As of the end of these Unaudited Condensed Interim Consolidated Financial Statements (hereinafter, Financial Statements), the Company operates 333,460 square meters (sqm) in 14 shopping malls, 114,475  sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent Company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent Company.

These Financial Statements have been approved by the Board of Directors to be issued on February 8, 2021.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim of six-month periods ended December 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the Financial Statements.

In order to conclude on whether an economy is categorized as a hyperinflationary, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approaches to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a hyperinflationary economy starting July 1, 2018.

In relation to the inflation index to be used and according to FACPCE Resolution No. 539/18, the inflation index is determinated based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the six months period ended December 31, 2020, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	12.31.20 (six months)
20%

              As a consequence of the aforementioned, these Financial Statements as of December 31, 2020 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies adopted for these Financial Statements are consistent with those used in the preparation of information under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2020.

2.3.
Comparability of information

The amounts as of June 30, 2020 and December 31, 2019, which are disclosed for comparative purposes, arise from the Financial Statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements. In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements of the information are described in Note 3 as of June 30, 2020, except for what is mentioned in Note 27 to these Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by tenants. During summertime (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during Spring and Autumn, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. Consequently, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

IRSA Propiedades Comerciales S.A.

4.
Acquisitions and disposals

Sale of Boston Tower building

               On July 15, 2020, IRSA Propiedades Comerciales has signed a bill of sale with possession of a medium-height floor of Boston Tower located at 265 Della Paolera in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 1,247 square meters and 5 parking lots located in the building.

The price of the transaction was ARS 531 million (USD 6.7 million).

On August 25, 2020, IRSA Propiedades Comerciales has sold and transferred 5 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 6,235 square meters and 25 parking lots located in the building.

The price of the transaction was ARS 2,852 million (USD 34.7 million).

On November 5, 2020, IRSA Propiedades Comerciales has signed a bill of sale with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building.

The price of the transaction was ARS 1,812 million (USD 22.9 million).

On November 12, 2020, IRSA Propiedades Comerciales has signed with an unrelated third party a bill of sale with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building.

The price of the transaction was ARS 1,521 million (USD 19.1 million).

Sale of Bouchard building

On July 30, 2020 IRSA Propiedades Comerciales has sold the entire “Bouchard 710” building, located in the Plaza Roma district of the Autonomous City of Buenos Aires, to an unrelated third party. The tower consists of 15,014 m2 of gross rental area on 12 office floors and 116 parking lots.

The price of the transaction was ARS 7,014 million (USD 87 million).

Pareto S.A. – Shareholding increase

On July 31, 2020, 25,630 common shares with of par value ARS 1.00 were acquired, representing 22% of the capital share of Pareto S.A. As a result of this transaction, the ownership of IRSA Propiedades Comerciales on Pareto amounts to 91.96%.

The price of the transaction was ARS 59 million (USD 0.5 million).

Acquisition of Hudson Property

On December 11, 2020, the purchase bill of the property called Casonas located in Hudson, Berazategui Party, was signed paying the remaining balance of 90% for USD 1 million. The initial 10% had been paid during the year ended June 30, 2018.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2020. There have been no changes in risk management or risk management policies applied by the Group since year-end.

IRSA Propiedades Comerciales S.A.

Since June 30, 2020 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 27. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended December 31, 2020 and 2019. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the Statements of Income and Other Comprehensive Income and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the Annual Consolidated Financial Statements as of June 30, 2020.

IRSA Propiedades Comerciales S.A.

	12.31.20
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per Statement of Comprehensive Income/Statement of Financial Position

Revenues	1,943	1,099	61	8	3,111	1,128	(17)	4,222
Operating costs	(292)	(89)	(26)	(78)	(485)	(1,235)	27	(1,693)
Gross profit / (loss)	1,651	1,010	35	(70)	2,626	(107)	10	2,529
Net (loss) / gain from fair value adjustments in investment properties	(4,762)	7,629	837	33	3,737	-	(509)	3,228
General and administrative expenses	(674)	(172)	(68)	(24)	(938)	-	3	(935)
Selling expenses	(116)	(71)	(487)	(2)	(676)	-	9	(667)
Other operating results, net	(65)	(8)	(5)	-	(78)	2	-	(76)
(Loss)/ profit from operations	(3,966)	8,388	312	(63)	4,671	(105)	(487)	4,079
Share of (loss)/ profit of associates and joint ventures	-	-	-	(415)	(415)	-	354	(61)
(Loss)/ profit before financing and taxation	(3,966)	8,388	312	(478)	4,256	(105)	(133)	4,018
Investment properties	54,518	66,825	14,407	123	135,873	-	(4,712)	131,161
Property, plant and equipment	243	912	-	-	1,155	-	(2)	1,153
Trading properties	-	-	216	-	216	-	-	216
Goodwill	13	37	-	-	50	-	(50)	-
Right to receive units (barters)	-	-	928	-	928	-	-	928
Inventories	42	-	-	-	42	-	(1)	41
Investments in associates and joint ventures	-	-	-	2,324	2,324	-	3,205	5,529
Operating assets	54,816	67,774	15,551	2,447	140,588	-	(1,560)	139,028

	12.31.19
	Shopping Mall	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per Statement of Comprehensive Income/Statement of Financial Position

Revenues	4,961	1,465	370	69	6,865	2,100	(51)	8,914
Operating costs	(394)	(71)	(74)	(53)	(592)	(2,191)	25	(2,758)
Gross profit / (loss)	4,567	1,394	296	16	6,273	(91)	(26)	6,156
Net (loss) / gain from fair value adjustments in investment properties	(2,554)	4,372	1,266	76	3,160	-	(344)	2,816
General and administrative expenses	(594)	(153)	(59)	(76)	(882)	-	1	(881)
Selling expenses	(346)	(52)	(55)	(7)	(460)	(34)	6	(488)
Other operating results, net	(89)	(31)	(5)	113	(12)	23	19	30
Profit/ (loss) from operations	984	5,530	1,443	122	8,079	(102)	(344)	7,633
Share of profit of associates and joint ventures	-	-	-	125	125	-	250	375
Profit/ (loss) before financing and taxation	984	5,530	1,443	247	8,204	(102)	(94)	8,008
Investment properties	58,359	40,997	8,554	331	108,241	-	(3,674)	104,567
Property, plant and equipment	284	276	-	-	560	-	(24)	536
Trading properties	-	-	210	-	210	-	-	210
Goodwill	13	37	-	108	158	-	(50)	108
Right to receive units (barters)	-	-	913	-	913	-	-	913
Inventories	47	-	-	-	47	-	(1)	46
Investments in associates and joint ventures	-	-	-	2,870	2,870	-	2,865	5,735
Operating assets	58,703	41,310	9,677	3,309	112,999	-	(884)	112,115

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates and joint ventures:

Name of the entity	% of ownership interest held by non-controlling interests		Value of Group’s interest in equity		Group’s interest in comprehensive income
	12.31.20	06.30.20	12.31.20	06.30.20	12.31.20	12.31.19
Joint Ventures
Quality Invest S.A.	50.00%	50.00%	2,919	2,518	383	251
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	286	315	(29)	(1)
La Rural S.A.	50.00%	50.00%	277	243	32	129
Associates
TGLT S.A.(4)(6)	30.20%	-	2,047	2,468	(421)	-
Others associates (3)	-	-	-	13	-	(4)
Total interests in associates and joint ventures			5,529	5,557	(35)	375

The table below lists information of the latest Financial Statements issued by associates and joint ventures:

				Last Financial Statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income / (loss) for the period	Equity
Joint Ventures
Quality Invest S.A. (2)	Argentina	Real estate	203,158,129	406	766	5,764
Nuevo Puerto Santa Fe S.A. (1)(2)	Argentina	Real estate	138,750	28	(57)	547
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1	75	466
Associates
TGLT S.A. (4)(5)(7)	Argentina	Real estate	279,502,813	925	(1,479)	5,803

(1) Nominal value per share ARS 100.
(2) Correspond to profit for the six-month period ended at December 31, 2020 and 2019, respectively.
(3) Represents other individually non-significant associates.
(4) See Note 4 to the Annual Financial Statements as of June 30, 2020.
(5) Correspond to loss for the year ended at December 31, 2020.
(6) Includes ARS 26 in other comprehensive income. For the purpose of the valuation of the investment in the Company, it has been considered the financial information prepared by TGLT S.A..

Changes in the Group’s investments in associates and joint ventures for the period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	12.31.20	06.30.20
Beginning of the period/ year	5,557	2,752
Profit sharing, net	(61)	213
Dividends	-	(46)
Other comprehensive income/ (loss)	26	(26)
Reclassification to financial instruments (ii)	(12)	-
Acquisition of interest in associates (i)	-	2,607
Irrevocable contributions (Note 24)	19	57
End of the period/ year	5,529	5,557

(i)
See Note 4 to the Annual Financial Statements as of June 30, 2020.
(ii)
Corresponds to the reclassification to the Avenida Inc. investment due to decrease of the share ownership below 5%.

IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others	12.31.20	06.30.20
Fair value at beginning of the period / year	56,294	69,827	12,307	2,295	90	140,813	103,335
Additions (iv)	125	1,622	53	73	-	1,873	10,779
Capitalized lease costs	5	5	-	-	-	10	24
Depreciation of capitalized lease costs (i)	(3)	(3)	-	-	-	(6)	(18)
Transfers (vi)	-	(613)	-	-	-	(613)	691
Disposals (iii)	-	(14,144)	-	-	-	(14,144)	(2,082)
Net (loss) / gain from fair value adjustment on investment properties (ii)	(4,886)	5,885	2,047	149	33	3,228	30,114
Decrease due to loss of control (v)	-	-	-	-	-	-	(2,030)
Fair value at end of the period / year	51,535	62,579	14,407	2,517	123	131,161	140,813

(i)
As of December 31, 2020 the depreciation charge was included in “Costs” in the amount of ARS 6 in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the six-month period ended December 31, 2020, the net gain from fair value adjustment on investment properties was ARS 3,228 million. The net impact of the values in Argentine pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

a)
Net loss of ARS 235.0 million due to the variation in the projected income growth rate and the conversion to dollars of the projected cash flow in Argentine pesos according to the projected exchange rate estimates used in the cash flow;
b)
Net gain of ARS 8,350.9 million as a result of the conversion to Argentine pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
An increase of 103 basis points in the discount rate, mainly caused by a rise in the country risk component of the WACC discount rate used to discount the cash flow, which generated a decrease in the value of shopping malls of ARS 4,743.8 million.
d)
In addition, for the impact of the inflation adjustment the Group reclassified by shopping malls ARS 9,323.0 million to Inflation adjustment.
e)
The value of our office buildings and other rental properties measured in real terms increased by 14.9% during the six-month period as of December 31, 2020, due to a devaluation of the Argentine peso exceeding the inflation rate of the period.

(iii) Disposal of Torre Boston and Bouchard (Note 4).
(iv) Includes addition for the acquisition of the building "200 Della Paolera" according to the degree of progress of the construction work. See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(v) See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(vi) As of December 31, 2020 includes the transfer of the 24 th floor of Intercontinental Building from property, plant and equipment and the transfer of the 8 th floor of the building "200 Della Paolera" to property, plant and equipment. As of June 30, 2020 includes the transfer of 22nd and 23rd floor of the Intercontinental Building.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	12.31.20	12.31.19
Revenues from rental and services (Note 20)	3,035	6,447
Expenses and collective promotion fund (Note 20)	1,128	2,100
Rental and services costs (Note 21)	(1,663)	(2,687)
Net unrealized gain from fair value adjustment on investment properties	4,437	2,756
Net realized gain from fair value adjustment on investment properties (i)(ii)	7,915	672

(i) As of December 31, 2020 includes ARS 3,950 for the sale of Torre Boston and ARS 3,965 for the sale of Bouchard 710. As of December 31, 2019 includes ARS 436 corresponding to the barter transaction of the Caballito Ferro land and ARS 236 for the deconsolidation of the La Maltería S.A land.

(ii) As of December 31, 2020, (ARS 1,209) corresponds to the realized result from fair value adjustment for the period ((ARS 835) for the sale of Torre Boston and (ARS 374) for the sale of Bouchard 710) and ARS 9,124 for realized result from fair value adjustment made in previous years (ARS 4,786 for the sale of Torre Boston and ARS 4,338 for the sale of Bouchard 710). As of December 31, 2019 ARS 60 corresponds to net realized fair value adjustment on investment properties for the period (which includes the barter transaction of the Caballito Ferro land) and ARS 612 corresponds to the realized fair value adjustment made in previous years (ARS 376 corresponding to the barter transaction of the Caballito Ferro land and ARS 236 for the deconsolidation of the La Maltería SA land).

Valuation techniques are described in Note 9 to the Annual Financial Statements as of June 30, 2020. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

IRSA Propiedades Comerciales S.A.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	12.31.20	06.30.20
Costs	468	347	1,778	23	1	2,617	2,654
Accumulated depreciation	(314)	(236)	(1,622)	(23)	-	(2,195)	(2,086)
Net book amount at beginning of the period / year	154	111	156	-	1	422	568
Additions	8	4	9	-	-	21	191
Disposals	-	-	(1)	-	-	(1)	(8)
Transfers	750	-	-	-	-	750	(219)
Depreciation charges (i)	(1)	(9)	(29)	-	-	(39)	(109)
Net loss from fair value adjustment	-	-	-	-	-	-	(1)
Net book amount at end of the period / year	911	106	135	-	1	1,153	422
Costs	1,226	351	1,786	23	1	3,387	2,617
Accumulated depreciation	(315)	(245)	(1,651)	(23)	-	(2,234)	(2,195)
Net book amount at end of the period / year	911	106	135	-	1	1,153	422

(i) On December 31, 2020 depreciation charges were included in “Costs” in the amount of ARS 37, and in “General and administrative expenses” in the amount of ARS 2 in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in in the Group’s trading properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Completed properties	Undeveloped sites	12.31.20	06.30.20
Net book amount at beginning of the period / year	19	207	226	215
Additions	-	-	-	18
Disposals (i)	(10)	-	(10)	(23)
Transfers	-	-	-	16
Net book amount at end of the period / year	9	207	216	226
Non - current			213	218
Current			3	8
Total			216	226

(i)
As of December 31, 2020 it corresponds to the sale of two apartments of the Astor Berutti building and as of June 30, 2020 it corresponds to the barter disposal of “Torre 1” on the airspace of the Coto Supermarket. (See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020).

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Goodwill	Software	Right to receive units (Barters) (ii)	Others	12.31.20	06.30.20
Costs	107	523	1,162	76	1,868	1,169
Accumulated amortization	-	(341)	(231)	(76)	(648)	(473)
Net book amount at beginning of the period / year	107	182	931	-	1,220	696
Additions	-	7	-	-	7	782
Disposals	-	-	-	-	-	(6)
Transfers	-	-	-	-	-	(77)
Amortization charge (i)	-	(33)	(3)	-	(36)	(175)
Net book amount at end of the period / year	107	156	928	-	1,191	1,220
Costs	107	530	1,162	76	1,875	1,868
Accumulated amortization	-	(374)	(234)	(76)	(684)	(648)
Net book amount at end of the period / year	107	156	928	-	1,191	1,220

(i) On December 31, 2020 amortization charges were included in “Costs” in the amount of ARS 8, and in “General and administrative expenses” in the amount of ARS 28 in the Statement of Income and Other Comprehensive Income (Note 21).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

IRSA Propiedades Comerciales S.A.

12.
 Rights of use assets

Changes in the Group´s Rights of use assets for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	12.31.20	06.30.20
Convention center	169	175
Stadium DirecTV Arena	479	492
Machinery and equipment	23	15
Shopping malls	9	9
Total rights of use assets	680	691
Non-current	680	691
Total	680	691

	12.31.20	12.31.19
Convention center	(8)	(6)
Stadium DirecTV Arena	(11)	(10)
Machinery and equipment	(17)	-
Total amortizations and depreciation (i)	(36)	(16)

(i)
On December 31, 2020 amortization charges were included in “Costs” in the amount of ARS 24, in “General and administrative expenses” in the amount of ARS 1 and in “Selling expenses” in the amount of ARS 11 in the Statement of Income and Other Comprehensive Income (Note 21).

13.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Financial Statements as of June 30, 2020.

Financial assets and financial liabilities as of December 31, 2020 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
December 31, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	10,371	-	-	10,371	2,173	12,544
Investments in financial assets:
- Public companies’ securities	-	279	-	279	-	279
- Mutual funds	10	1	-	11	-	11
- Bonds	-	5,799	-	5,799	-	5,799
Derivative financial instruments
- Foreign-currency future contracts	-	-	6	6	-	6
Cash and cash equivalents:
- Cash at banks and on hand	625	-	-	625	-	625
- Short- term investments	-	439	-	439	-	439
Total	11,006	6,518	6	17,530	2,173	19,703

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,951	-	-	1,951	4,682	6,633
Derivative financial instruments
- Foreign-currency future contracts	-	2	1	3	-	3
- Swaps of interest rate (ii)	-	-	80	80	-	80
Borrowings (Note 17)	35,614	-	-	35,614	-	35,614
Total	37,565	2	81	37,648	4,682	42,330

IRSA Propiedades Comerciales S.A.

Group´s financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	9,647	-	-	9,647	1,849	11,496
Investments in financial assets:
- Public companies’ securities	-	253	-	253	-	253
- Mutual funds	-	74	970	1,044	-	1,044
- Bonds	-	6,216	-	6,216	-	6,216
Derivative financial instruments
- Foreign-currency future contracts	-	-	8	8	-	8
Cash and cash equivalents:
- Cash at banks and on hand	3,335	-	-	3,335	-	3,335
- Short- term investments	77	2,133	-	2,210	-	2,210
Total	13,059	8,676	978	22,713	1,849	24,562

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,441	-	1,441	4,311	5,752
Derivative financial instruments
- Foreign-currency future contracts	-	26	26	-	26
- Swaps of interest rate (ii)	-	114	114	-	114
Borrowings (excluding finance leases liabilities) (Note 17)	46,836	-	46,836	-	46,836
Total	48,277	140	48,417	4,311	52,728

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2020.

The Group uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Underlying asset price (Money market curve); Interest curve	Level 2	-
Foreign-currency contracts	Present value method - Theoretical price	Foreign exchange curve

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

Investments in financial assets	NAV - Theoretical Price	Value is determinated based on the company´s shares in equity funds based on its Financial Statements, which are based on fair value, or evaluations of its investment.	Level 2	-

As of December 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except for what is indicated in Note 27.

IRSA Propiedades Comerciales S.A.

14.
Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of December 31, 2020 and June 30, 2020:

	12.31.20	06.30.20
Lease and services receivables	1,748	1,397
Post-dated checks	441	361
Averaging of scheduled rent escalation	933	788
Debtors under legal proceedings	416	482
Property sales receivables	15	19
Consumer financing receivables	16	20
Less: allowance for doubtful accounts	(645)	(741)
Total trade receivables	2,924	2,326
Loans	1,280	1,266
Advance payments	580	611
Others (*)	243	266
Prepayments	428	264
Other tax receivables	232	186
Expenses to be recovered	29	49
Guarantee deposit	2	2
Total other receivables	2,794	2,644
Related parties (Note 24)	6,181	5,785
Total trade and other receivables	11,899	10,755
Non-current	6,602	6,105
Current	5,297	4,650
Total	11,899	10,755

 (*) Includes ARS 209 and ARS 218 as of December 31, 2020 and June 30, 2020, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (Note 17)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	12.31.20	06.30.20
Beginning of the period/ year	741	458
Additions (i)	68	389
Unused amounts reversed (i)	(49)	(24)
Used during the year	-	(3)
Inflation adjustment	(115)	(79)
End of the period / year	645	741

(i)
As of December 31, 2020 additions and unused amount reversed were charged to “Selling expenses”, in the amount of ARS 19 in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2020 and 2019:

	Note	12.31.20	12.31.19
Net profit / (loss) for the period		5,285	(341)
Adjustments:
Income tax	19	1,640	1,622
Amortization and depreciation	21	117	185
Net gain from fair value adjustment on investment properties	8	(3,228)	(2,816)
Gain from disposal of trading properties		-	(305)
Disposals by concession maturity		1	2
Averaging of schedule rent escalation	20	(284)	(218)
Directors’ fees	24	454	138
Financial results, net		(9,415)	6,977
Provisions and allowances		53	177
Share of profit of associates and joint ventures	7	61	(375)
Changes in operating assets and liabilities
Decrease in inventories		6	3
Decrease/ (increase) in trading properties		10	(18)
(Increase)/ decrease in trade and other receivables		(334)	461
Decrease / (increase) in trade and other payables		369	(763)
Decrease / (increase) in payroll and social security liabilities		14	(150)
Uses of provisions	18	(32)	(40)
Net cash (used in)/ generated by operating activities before income tax paid		(5,283)	4,539

IRSA Propiedades Comerciales S.A.

	12.31.20	12.31.19
Non-cash transactions
Increase in investment properties through an increase trade and other payables	-	55
Decrease in equity through an increase in trade and other payables	-	1
Increase in rights of use assets through a decrease in property plant and equipment	-	26
Increase in investment properties through an increase in borrowings	-	-
Increase in property plant and equipment through a decrease in investment properties	-	-
Decrease in equity through an increase in borrowings	-	63
Increase in trade and other receivables through a decrease in investment in financial assets	9,177	1
Increase in investment in financial assets through a decrease in investment in associates and joint ventures (dividends)	-	26
Increase in investment in associates and joint ventures through a decrease in investment in financial assets	-	985
Decrease in investment properties through an increase in intangible assets	-	449
Decrease in trade and other payables through a decrease in trade and other receivables	394	-
Increase in investment in financial assets through a decrease in trade and other receivables	408	-
Currency translation adjustment in associates	26	-
Increase in rights of use assets through an increase in leases liabilities	24	-
Decrease in financial assets through a decrease in trade and other payables	20	-
Reclassification to financial instruments	12	-
Decrease in equity through a decrease in trade and other receivables (Dividends)	8,343	-
Decrease in financial leases through a decrease in trade and other receivables	6	-
Decrease in property plant and equipment through an increase in equity	104	-
Decrease in property plant and equipment through an increase in tax payables	33	-
Decrease in investment properties through an increase in property plant and equipment	838	-
Decrease in property plant and equipment through an increase in investment properties	225	-
Increase in irrevocable contributions through a decrease in trade and other receivables	2	-
Increase in investment properties through a decrease in trade and other receivables	4	-
Increase in investment in financial assets through an increase in borrowings	704	-
Decrease in investment in financial assets through a decrease in borrowings	240	-

16.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of December 31, 2020 and June 30, 2020:

	12.31.20	06.30.20
Rent and service payments received in advance	1,178	1,494
Admission rights	965	1,219
Accrued invoices	374	314
Trade payables	429	354
Tenant deposits	79	120
Payments received in advance	67	38
Total trade payables	3,092	3,539
Tax payable	295	140
Others	192	188
Other payments received in advance to be accrued	79	84
Tax payment plans	7	9
Total other payables	573	421
Related parties (Note 24)	2,968	1,792
Total trade and other payables	6,633	5,752
Non-current	1,175	1,484
Current	5,458	4,268
Total	6,633	5,752

17.
Borrowings

The following table shows the Group's borrowings as of December 31, 2020 and June 30, 2020:

	Book Value at 12.31.20	Book Value at 06.30.20	Fair Value at 12.31.20	Fair Value at 06.30.20
Non-Convertible notes	30,682	41,905	28,098	31,281
Bank loans	2,434	2,904	2,443	2,747
Bank overdrafts	1,891	1,676	1,891	1,677
AABE Debts	209	218	209	218
Loans with non-controlling interests	179	133	135	133
Related parties (Note 24)	219	-	248	-
Total borrowings	35,614	46,836	33,024	36,056
Non-current	31,339	31,855
Current	4,275	14,981
Total	35,614	46,836

IRSA Propiedades Comerciales S.A.

18.
Provisions

The following table shows the movements in the Group's provisions at December 31, 2020 and June 30, 2020 categorized by type of provision:

	Labor, legal and other claims	12.31.20	06.30.20
Balances at the beginning of the period / year	139	139	137
Inflation adjustment	(25)	(25)	(51)
Increases (i)	36	36	107
Recovery (i)	(2)	(2)	(45)
Used during the year	(7)	(7)	(9)
Balances at the end of the period /year	141	141	139
Non-current		67	87
Current		74	52
Total		141	139

(i)
Increases and recovery provisions were charged to “Other operating results, net”, in the Statement of Income and Other Comprehensive Income (Note 22).

19.
Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	12.31.20	12.31.19
Current income tax	(8)	7
Deferred income tax	(1,632)	(1,629)
Income tax - Loss	(1,640)	(1,622)

Changes in the deferred tax account are as follows:

	12.31.20	06.30.20
Beginning of the period/ year	(28,477)	(22,386)
Income tax	(1,632)	(6,091)
Appraisal surplus reserve	(35)	-
Period / year end	(30,144)	(28,477)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:

	12.31.20	12.31.19
Profit for period before income tax at the prevailing tax rate	(2,078)	(384)
Tax effects of:
Rate change	1,463	1,302
Share of profit of associates and joint ventures	(18)	113
Result by rate transparency	103	120
Result from sale of subsidiaries	-	(553)
Expiration of carry-forwards	(3)	-
Tax loss carry-forwards	(61)	(95)
Non-taxable, non-deductible items	(8)	(31)
Difference between provisions and affidavits	276	59
Others	88	16
Inflation adjustment	(253)	(549)
Tax inflation adjustment	(1,149)	(1,620)
Income tax - Loss	(1,640)	(1,622)

IRSA Propiedades Comerciales S.A.

20.
Revenues

	12.31.20	12.31.19
Base rent	1,691	3,666
Contingent rent	463	1,433
Admission rights	325	617
Averaging of scheduled rent escalation	284	218
Others	135	38
Commissions	70	147
Property management fees	59	68
Parking fees	8	260
Total revenues from rentals and services	3,035	6,447
Sale of trading properties	59	367
Total revenues from sale of properties	59	367
Total revenues from sales, rentals and services	3,094	6,814
Expenses and collective promotion fund	1,128	2,100
Total revenues from expenses and collective promotion funds	1,128	2,100
Total revenues	4,222	8,914

21.
Expenses by nature

The Group disclosed expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	12.31.20	12.31.19
Salaries, social security costs and other personnel administrative expenses (i)	690	272	31	993	1.219
Directors' fees	-	453	-	453	265
Taxes, rates and contributions	145	14	416	575	563
Maintenance, security, cleaning, repairs and other	509	51	-	560	1.021
Fees and payments for services	32	68	193	293	162
Advertising and other selling expenses	164	-	5	169	427
Amortization and depreciation (Notes 8, 9, 11 and 12)	76	40	1	117	185
Leases and expenses	50	20	1	71	85
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	19	19	121
Other expenses	10	3	-	13	9
Traveling, transportation and stationery	7	3	1	11	29
Bank expenses	-	11	-	11	18
Cost of sale of properties	10	-	-	10	23
Total 12.31.20	1.693	935	667	3.295	-
Total 12.31.19	2.758	881	488	-	4.127

(i)
For the six-month period ended December 31, 2020, includes ARS 987 of Salaries, Bonuses and Social Security and ARS 6 of other concepts. For the six-month period ended December 31, 2019, includes ARS 1,195 of Salaries, Bonuses and Social Security and ARS 24 of other concepts.
(ii)
For the six-month period ended December 31, 2020, includes ARS 1,663 of Rental and services costs and ARS 30 of Cost of sales and developments. For the six-month period ended December 31, 2019, includes ARS 2,687 of Rental and services costs and ARS 71 of Cost of sales and developments.

22.
Other operating results, net

	12.31.20	12.31.19
Interest generated by operating credits	(20)	43
Management fees	3	5
Loss from disposals of property plant and equipment	-	(3)
Loss from sale of subsidiaries, associates and joint ventures	-	(8)
Others	6	95
Donations	(31)	(45)
Lawsuits (Note 18)	(34)	(57)
Total other operating results, net	(76)	30

IRSA Propiedades Comerciales S.A.

23.
Financial results, net

	12.31.20	12.31.19
- Interest income	680	265
Finance income	680	265
- Interest expense	(1,917)	(2,037)
- Others financial costs	(255)	(160)
Finance costs	(2,172)	(2,197)
Foreign exchange, net	(114)	(4,434)
- Fair value gain/ (loss) of financial assets at fair value through profit or loss	3,572	(281)
- Loss from derivative financial instruments	(273)	(23)
- (Loss)/ Gain from repurchase of non-convertible notes	(33)	86
Other financial results	3,152	(4,652)
- Inflation adjustment	1,247	(143)
Total financial results, net	2,907	(6,727)

24.
Related parties transactions

The following is a summary of the balances with related parties:

Item	12.31.20	06.30.20
Trade and other receivables	6,181	5,785
Investments in financial assets	5,340	6,677
Trade and other payables	(2,968)	(1,792)
Borrowings	(219)	-
Leases liabilities	(10)	-
Total	8,324	10,670

Related parties	12.31.20	06.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	(2,091)	(1,327)	Received advances
	3,434	3,811	Non-convertible notes
	5,491	3,131	Loans granted
	231	170	Other receivables
	93	68	Corporate services
	12	15	Equity incentive plan
	6	12	Reimbursement of expenses
	19	12	Leases and/or rights to use space
	(3)	(1)	Reimbursement of expenses to pay
	(15)	(18)	Equity incentive plan to pay
	9	-	Lease collections
Total direct parent company	7,186	5,873
Cresud S.A.CI.F. y A.	1,896	1,895	Non-convertible notes
	(3)	(3)	Equity incentive plan to pay
	-	2	Leases and/or rights to use space
	(26)	-	Leases and/or rights to use space to pay
	-	(1)	Reimbursement of expenses to pay
	(350)	(218)	Corporate services to pay
Total direct parent company of IRSA	1,517	1,675
La Rural S.A.	204	244	Dividends
	-	6	Leases and/or rights to use space
	(1)	-	Leases and/or rights to use space to pay
	73	-	Loans granted
	-	88	Other receivables
TGLT S.A.	-	11	Other receivables
Other associates and joint ventures	(10)	-	Leases liabilities
	4	2	Reimbursement of expenses
	8	11	Management fee
	(2)	(1)	Leases and/or rights to use space to pay
Total associates and joint ventures	276	361
Directors	(430)	(152)	Fees
Total Directors	(430)	(152)
IRSA International LLC	-	323	Loans granted
	(26)	-	Other payables
Epsilon Opportunities LP	-	971	Mutual funds
Tyrus S.A.	-	1,668	Loans granted
Centro Comercial Panamericano S.A.	-	(43)	Other payables
Helmir S.A.	(172)	-	Borrowings
OFC S.R.L.	1	1	Other receivables
	(20)	(24)	Other payables
Others	10	8	Reimbursement of expenses
	8	8	Leases and/or rights to use space
	10	-	Non-convertible notes
	(1)	(1)	Other payables
	12	5	Other receivables
	(47)	-	Borrowings
	-	(2)	Reimbursement of expenses to pay
	-	(1)	Legal services
Total others	(225)	2,913
Total at the end of the period/ year	8,324	10,670

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	12.31.20	12.31.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	21	46	Corporate services
	578	71	Financial operations
	3	-	Leases and/or rights to use space
Total direct parent company	602	117
Cresud S.A.CI.F. y A.	200	63	Financial operations
	5	7	Leases and/or rights to use space
	(223)	(257)	Corporate services
Total direct parent company of IRSA	(18)	(187)
Helmir S.A.	1	-	Financial operations
TGLT S.A.	-	(159)	Financial operations
Other associates and joint ventures	3	-	Fees
	-	7	Financial operations
	-	2	Leases and/or rights to use space
Total associates and joint ventures	4	(150)
Directors	(454)	(265)	Fees
Senior Management	(18)	(23)	Fees
Total Directors	(472)	(288)
Banco de Crédito y Securitización	32	35	Leases and/or rights to use space
BHN Vida S.A	6	-	Leases and/or rights to use space
BHN Seguros Generales S.A.	6	-	Leases and/or rights to use space
IRSA Internacional LLC	35	60	Financial operations
Estudio Zang, Bergel & Viñes	(9)	(18)	Fees
Others	(15)	16	Leases and/or rights to use space
	2	-	Financial operations
Total others	57	93
Total at the end of the period	173	(415)

The following is a summary of the transactions with related parties:

Related parties	12.31.20	12.31.19	Description of transaction
Quality Invest S.A.	19	11	Irrevocable contributions granted
Total irrevocable contributions	19	11
Nuevo Puerto Santa Fe	-	34	Dividends received
Total dividends received	-	34
IRSA Inversiones y Representaciones S.A.	8,079	711	Dividends granted
Cresud S.A.	350	13	Dividends granted
E-commerce Latina S.A.	141	11	Dividends granted
Tyrus S.A.	51	-	Dividends granted
Total dividends granted	8,621	735
TGLT S.A.	-	1,622	Sale of shares
Total sale of shares	-	1,622
TGLT S.A.	-	2,607	Shares purchase
Total shares purchase	-	2,607

25.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit D - Other investments	Note 13 - Financial instruments by category
Exhibit E - Provisions	Note 14 - Trade and other receivables
Note 18 - Provisions
Exhibit F - Cost of sales and services provided	Note 21 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 26 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	12.31.20	06.30.20
Assets
Trade and other receivables
US Dollar	20.51	83.95	1,722	1,857
Euros	0.16	103.07	17	20
Trade and other receivables with related parties
US Dollar	2.52	84.15	212	5,325
Total trade and other receivables			1,951	7,202
Investments in financial assets
US Dollar	7.77	83.95	652	677
Investment in financial assets with related parties
US Dollar	63.35	84.15	5,331	6,550
Total investments in financial assets			5,983	7,227
Cash and cash equivalents
Uruguayan Pesos	134.17	1.99	267	-
US Dollar	4.10	83.95	344	3,300
Total cash and cash equivalents			611	3,300
Total Assets			8,545	17,729
Liabilities
Trade and other payables
Uruguayan Pesos	12.06	1.99	24	-
US Dollar	5.82	84.15	490	503
Euros	0.01	103.53	1	-
Trade and other payables with related parties
US Dollar	0.08	84.15	7	1
Total trade and other payables			522	504
Borrowings
US Dollar	391.79	84.15	32,969	44,590
Borrowings with related parties
US Dollar	2.57	84.15	216	-
Total borrowings			33,185	44,590
Derivative financial instruments
US Dollar	0.95	84.15	80	114
Total derivative financial instruments			80	114
Leases liabilities
US Dollar	7.77	84.15	654	635
Leases liabilities
US Dollar	0.12	84.15	10	-
Total leases liabilities			664	635
Total Liabilities			34,451	45,843

(1) Considering foreign currencies those that differ from each one of the Group’s companies at each period/year-end.
(2)
Expressed in millions of foreign currency.
(3) Exchange rate of the Argentine Peso as of December 31, 2020 according to Banco Nación Argentina.

27.
Relevant events of the period

Payment of Non-convertible notes Class IV

On September 14, 2020, IRSA Propiedades Comerciales cancelled the Class IV Notes for a total of USD 140 million.

Ordinary and Extraordinary Shareholders’ Meeting

The Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales, held on October 26, 2020, approved among others:

●
The share capital increase of ARS 53,997 million through the capitalization of the Inflation adjustment of share capital reserve for ARS 3,391 million, share premium for ARS 9,660, the special reserve CNV Resolution 609/2012 for ARS 9,164 million, the reserve for future dividends for ARS 31,632 and the special reserve for ARS 150 million.

●
The assignment of 5% of the income for the year amounting of ARS 854 million to the integration of the legal reserve.

●
The distribution of a dividend in the amount of ARS 9,700 million in proportion to the shareholdings of the shareholders, to be paid in cash.

●
The integration of the special reserve in the amount of ARS 6,535 million.

IRSA Propiedades Comerciales S.A.

The amounts are expressed in the closing currency as of June 30, 2020 as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Economic context in which the company operates

The Group operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the Argentine peso against other currencies, specifically the dollar, changes in interest rates that have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both internationally and locally that affect the country.

On December 2019, a new strain of coronavirus (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until January 29, 2021, more than 1,900,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of sanitary isolation measures at the national level that began on March 19, 2020 and extended until November 8, 2020 inclusive in the metropolitan area of Buenos Aires, although it has been extended in some cities of several regions of the country. These measures include: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

This series of measures affected a large part of Argentine companies, which experienced a fall in their income and a deterioration in the payment cycle. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, the stagnation of the Argentine economy it is accompanied by a context of international crisis as a consequence of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy is expected.

In addition, the government is challenged to achieve a successful debt renegotiation with the International Monetary Fund (IMF). In the event that Argentina achieves a favorable result and agrees to restructure its debt with the IMF, this could have a favorable impact on the Argentine economy, in the medium and long term.

At a local level, the following was observed:

●
In November 2020, the indicator called Monthly Estimator of Economic Activity (EMAE) reported by the National Institute of Statistics and Censuses (INDEC), registered a variation of (3.7%) compared to the same month of 2019, and from 1.4% compared to the previous month.

●
The retail inflation for 2020 reached 36.1%. The study on market expectations prepared by the Argentine Central Bank in December 2020, called the Compilation of Market Expectations (REM), estimates an inflation of 49.8% for December 2021. REM analysts foresee that in 2021 the economic activity will increased in 5.5%.

●
Throughout the period from December 2019 to December 2020, the Argentine peso depreciated 40.5% against the US dollar according to the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions since August 2019, as of December 2020 there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which has an impact on the level of activity of the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Group's ability to access the Single Exchange Free Market (MULC) to acquire the necessary currencies to meet its financial obligations.

IRSA Propiedades Comerciales S.A.

COVID-19 Pandemic

As described above, the COVID-19 pandemic is adversely impacting the global economy, the Argentine economy and the Group's business. The current estimated impacts of the COVID-19 pandemic on the Group as of the date of these Financial Statements are established below:

●
As a consequence of the social, preventive and mandatory isolation, the shopping malls across the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. In the interior of the country, in May, June and July, some provinces proceeded to flexibilize isolation measures and open their commercial and recreational activities. On August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020 the shopping malls located in Buenos Aires started operating. As of October 31, all the Group´s shopping malls were open operating with rigorous protocols that include reduced hours of 8 hours and public restrictions, social distancing, among other safety and hygiene measures. The entertainment protocol is even more rigorous with closed cinemas in most cases. Although the Group expects to fully resume the activity in our shopping malls, the uncertainty of the situation could cause setbacks in the openings already made.

●
Given the closure of the shopping malls, the Group has decided to condone the billing and collection of the Base Rent until September 30, 2020, with some exceptions, and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with the tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping malls is a 82.4% decrease in rental and service income compared to the same quarter of previous year and a 12.6% increase compared to the last quarter of the previous year.

●
Regarding the offices, although the majority of tenants are working from home, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

It should be mentioned that IRSA Propiedades Comerciales has a cash position and equivalents (including current financial investments) as of December 31, 2020 of approximately USD 84.9 million. On the other hand, it does not have short-term debt maturities, except for bank debt for USD 24.6 million.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group´s capacity to continue meeting its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve the human life and the Group's business.

28.      Subsequent events

After the end of the period and until the issuance of these Condensed Consolidated Interim Financial Statements, no other relevant events have occurred that could significantly affect these Financial Statements as of December 31, 2020.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Carlos Della Paolera 261– 8º floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52767733-1

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A. and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of December 31, 2020, the unaudited condensed interim consolidated statements of income and other comprehensive income for the six and three-month periods ended December 31, 2020, and the unaudited condensed interim consolidated statements of changes in shareholders’ equity and of cash flows for the six-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Propiedades Comerciales S.A. that:

a) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A. are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A., arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2020.

c) we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

 d) at December 31, 2020 the debt of IRSA Propiedades Comerciales S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 25,709,085 which is not due at that date.

 Autonomous City of Buenos Aires, February 8, 2021.

/s/ PRICE WATERHOUSE & CO. S.R.L. (Partner)	/s/ ABELOVICH, POLANO & ASOCIADOS S.R.L (Partner)
Name: C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky	Name C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich
Title Public Accountant (UNLP)C.P.C.E.C.A.B.A. Tº 340 Fº 156	Title Contador Público (UBA) C.P.C.E. C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Financial Statements for the six-month period ended December 31, 2020, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2020 and June 30, 2020

 (All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.20	06.30.20
ASSETS
Non-current assets
Investment properties	7	92,507	105,317
Property, plant and equipment	8	1,077	335
Trading properties	9	118	123
Intangible assets	10	965	985
Rights of use assets	11	745	882
Investments in subsidiaries, associates and joint ventures	6	36,195	33,782
Trade and other receivables	13	6,014	5,605
Total non-current assets		137,621	147,029
Current Assets
Trading properties	9	3	8
Inventories		33	39
Income tax credits		30	13
Trade and other receivables	13	4,134	3,672
Investments in financial assets	12	5,245	5,494
Derivative financial instruments	12	6	8
Cash and cash equivalents	12	452	2,273
Total current assets		9,903	11,507
TOTAL ASSETS		147,524	158,536
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent (according to corresponding statement)		80,194	85,710
TOTAL SHAREHOLDERS’ EQUITY		80,194	85,710
LIABILITIES
Non-current liabilities
Trade and other payables	15	895	1,163
Borrowings	16	30,132	30,206
Deferred income tax liabilities	18	23,835	23,105
Other liabilities	6	60	95
Provisions	17	57	70
Total non-current liabilities		54,979	54,639
Current liabilities
Trade and other payables	15	4,809	3,574
Payroll and social security liabilities		204	186
Borrowings	16	7,263	14,353
Leases liabilities		12	8
Derivative financial instruments	12	3	26
Provisions	17	60	40
Total current liabilities		12,351	18,187
TOTAL LIABILITIES		67,330	72,826
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		147,524	158,536

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.20	12.31.19	12.31.20	12.31.19
Income from sales, rentals and services	19	2,236	5,407	1,568	3,038
Income from expenses and collective promotion fund	19	930	1,843	559	955
Operating costs	20	(1,436)	(2,580)	(801)	(1,357)
Gross profit		1,730	4,670	1,326	2,636
Net gain/ (loss) from fair value adjustments of investment properties	7	99	1,357	(10,800)	(4,708)
General and administrative expenses	20	(880)	(777)	(396)	(421)
Selling expenses	20	(619)	(437)	(185)	(282)
Other operating results, net	21	(24)	(53)	(25)	(33)
Profit/ (loss) from operations		306	4,760	(10,080)	(2,808)
Share of profit of associates and joint ventures	6	2,350	1,826	(2,870)	(1,175)
Profit/ (loss) from operations before financing and taxation		2,656	6,586	(12,950)	(3,983)
Finance income	22	659	228	190	182
Finance cost	22	(2,087)	(2,003)	(872)	(1,034)
Other financial results	22	2,915	(4,502)	1,536	2,385
Inflation adjustment	22	1,315	(300)	965	(243)
Financial results, net		2,802	(6,577)	1,819	1,290
Profit/ (loss) before income tax		5,458	9	(11,131)	(2,693)
Income tax expense	18	(697)	(528)	2,144	(873)
Profit/ (loss) for the period		4,761	(519)	(8,987)	(3,566)

Other comprehensive income for the period: (i)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of associates	6	26	-	39	-
Revaluation surplus		104	-	104	-
Other comprehensive income for the period		130	-	143	-
Total comprehensive income/ (loss) for the period		4,891	(519)	(8,844)	(3,566)
Profit/ (loss) per share for the period
Basic		0.09	(4.12)	(109.02)	(28.31)
Diluted		0.09	(4.12)	(109.02)	(28.31)

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2020	126	4,089	11,577	160	10,983	38,293	20,482	85,710
Profit for the period	-	-	-	-	-	-	4,761	4,761
Other comprehensive income for the period	-	-	-	-	-	130	-	130
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (3)	53,997	6,654	(11,577)	-	(10,983)	(38,091)	-	-
Dividend distribution - Shareholders’ meeting as of October 26, 2020 (3)	-	-	-	-	-	-	(10,407)	(10,407)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (3)	-	-	-	1,024	-	7,832	(8,856)	-
Balance as of December 31, 2020	54,123	10,743	-	1,184	-	8,164	5,980	80,194

	Reserve for future dividends	Revaluation surplus (2)	Special reserve	Changes in non-controlling interest	Currency translation adjustment	Total shareholder’s equity
Balance as of June 30, 2020	37,911	327	180	(99)	(26)	38,293
Other comprehensive income for the period	-	104	-	-	26	130
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (3)	(37,911)	-	(180)	-	-	(38,091)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (3)	-	-	7,832	-	-	7,832
Balance as of December 31, 2020	-	431	7,832	(99)	-	8,164

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)
See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2020.
(3)
See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2020.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2019	126	4,089	11,577	160	10,983	89,236	(50,299)	65,872
Loss for the period	-	-	-	-	-	-	(519)	(519)
Dividend distribution - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	-	(876)	(876)
Assignment of results - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(51,173)	51,173	-
Changes in non-controlling interest	-	-	-	-	-	(71)	-	(71)
Balance as of December 31, 2019	126	4,089	11,577	160	10,983	37,992	(521)	64,406

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	38,787	50,477	(28)	89,236
Assignment of results - Shareholders’ meeting as of October 30, 2019	(876)	(50,297)	-	(51,173)
Changes in non-controlling interest	-	-	(71)	(71)
Balance as of December 31, 2019	37,911	180	(99)	37,992

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2020 and 2019
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.20	12.31.19
Operating activities:
Cash (used in) / generated from operations	14	(5,852)	3,908
Income tax paid		-	(10)
Net cash (used in) / generated from operating activities		(5,852)	3,898

Investing activities:
Acquisition of investment properties		(1,848)	(667)
Acquisition of property, plant and equipment		(21)	(29)
Acquisition of intangible assets		(8)	(12)
Acquisitions of financial assets		(6,577)	(7,704)
Decrease of financial assets		11,133	9,122
Loans payment received from related parties		262	804
Loans granted to related parties		(2,412)	(6,977)
Advance payments		(47)	(811)
Proceeds from sales of investment properties		14,144	5
Acquisition of rights of use assets		-	(22)
Proceeds from sales of property, plant and equipment		1	-
Irrevocable contributions in subsidiaries, associates and joint ventures		(17)	(36)
Collection of financial assets interests		329	310
Acquisition of interest in subsidiaries, associates and joint ventures		(53)	-
Dividends received of subsidiaries		-	794
Net cash generated from / (used in) investing activities		14,886	(5,223)
Financing activities:
Payments of financial leasing		(9)	(11)
Payment of borrowings with related parties		(3)	-
Borrowings obtained with related parties		3,823	-
Payment of non-convertible notes		(11,876)	-
Sale of non-convertible notes in portfolio		561	-
Repurchase of non-convertible notes		(73)	(102)
Proceeds from derivative financial instruments		50	476
Payment of derivative financial instruments		(323)	(438)
Interests paid		(1,845)	(1,896)
Dividends paid		(2,064)	(875)
Short term loans, net		900	151
Net cash used in financing activities		(10,859)	(2,695)
Net decrease in cash and cash equivalents		(1,825)	(4,020)
Cash and cash equivalents at beginning of period	12	2,273	4,510
Foreign exchange gain on cash and fair value result for cash equivalents		6	(25)
Inflation adjustment		(2)	(10)
Cash and cash equivalents at end of period	12	452	455

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited Condensed Interim Separate Financial Statements (hereinafter, Financial Statements), the Company operates 333,460 square meters (sqm) in 14 shopping malls, 114,475 sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These Financial Statements have been approved by the Board of Directors to be issued on February 8, 2021.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim periods of six month ended December 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the Financial Statements.

IRSA Propiedades Comerciales S.A.

In order to conclude on whether an economy is categorized as a hyperinflationary, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approaches to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a hyperinflationary economy starting July 1, 2018.

In relation to the inflation index to be used according to FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended December 31, 2020, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	12.31.20 (accumulated of six months)
20%

As a consequence of the aforementioned, these Financial Statements as of December 31, 2020 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies adopted for these Financial Statements are consistent with those used in the preparation of information under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2020.

2.3.
Comparability of information

The amounts as of June 30, 2020 and December 31, 2019, which are disclosed for comparative purposes, arise from the Financial Statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements. In the preparation of the Financial Statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of Separate Annual Financial Statements as of and for the fiscal year ended June 30, 2020, except as indicated in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

See relevant acquisitions and disposals descripted in the Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Separate Annual Financial Statements as of June 30, 2020. There have been no changes in risk management or risk management policies applied by the company's since year-end.

IRSA Propiedades Comerciales S.A.

Since June 30, 2020 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

6.
Investment in subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income / (loss)
Name of the entity	12.31.20	06.30.20	12.31.20	06.30.20	12.31.20	12.31.19
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	20,889	18,625	2,264	872
Torodur S.A.	100.00%	100.00%	6,499	6,317	182	439
Arcos del Gourmet S.A.	90.00%	90.00%	1,834	1,887	(53)	31
Shopping Neuquén S.A.	99.95%	99.95%	853	846	7	(94)
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	95.40%	95.40%	612	524	88	39
Pareto S.A.	91.96%	69.96%	120	78	(11)	(14)
Entertainment Holdings S.A.	70.00%	70.00%	74	138	(64)	17
Emprendimiento Recoleta S.A. (1)	53.68%	53.68%	62	66	(4)	(25)
Entretenimiento Universal S.A. (2)	3.75%	3.75%	(1)	(1)	-	-
Fibesa S.A. (2)	97.00%	97.00%	(59)	(94)	34	79
La Malteria S.A. (6)	-	-	-	-	-	231
Associates
TGLT S.A. (6) (7)	30.20%	30.20%	2,047	2,468	(421)	-
Joint ventures
Quality Invest S.A.	50.00%	50.00%	2,919	2,518	383	252
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	286	315	(29)	(1)
			36,135	33,687	2,376	1,826

				Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income / (loss) for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497	2,829	26,110
Torodur S.A.	Uruguay	Investment	1,735,435,048	1,733	284	6,498
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81	(60)	2,003
Shopping Neuquén S.A.	Argentina	Real estate	53,511,353	54	7	854
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	Argentina	Real estate	36,824	4	8	105
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46	(74)	239
Emprendimiento Recoleta S.A. (1)	Argentina	Real estate	13,449,990	25	(7)	115
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	-	(1)	(37)
Fibesa S.A.	Argentina	Real estate	(i)	2	(1)	105
Pareto S.A	Argentina	Developer	107,130	-	(12)	47
Associates
TGLT S.A. (6)	Argentina	Real estate	279,502,813	925	(1,479)	5,803
Joint ventures
Quality Invest S.A.	Argentina	Real estate	203,158,129	406	766	5,764
Nuevo Puerto Santa Fe S.A. (5)	Argentina	Real estate	138,750	28	(57)	547

(1) Concession ended on November 18, 2018. As of December 31, 2020, is in liquidation.
(2) Included in other payables.
(3) Corresponds to profit for the six-month periods ended December 31, 2020 and 2019, respectively.
(4) Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(5) Nominal value per share ARS 100.
(6) See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(7) Includes ARS 26 of other comprehensive income. For the purpose of the valuation of the investment in the Company, it has been considered the financial information prepared by TGLT S.A.
(i) Corresponds to 2,323,126 shares. Nominal value per share ARS 1 with rights to 5 votes.

IRSA Propiedades Comerciales S.A.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	12.31.20	06.30.20
Beginning of the period / year	33,687	24,866
Irrevocable contributions (Note 23)	19	1,438
Share of profit, net	2,350	7,375
Sale of interest of subsidiaries (ii)	-	(1,671)
Acquisition of interest in associates (iii) (Note 23)	53	2,607
Changes in non-controlling interest (iv)	-	(71)
Other comprehensive income/ (loss)	26	(26)
Dividends distribution	-	(831)
End of the period / year (i)	36,135	33,687

(i)
It includes (ARS 60) and (ARS 95) as of December 31, 2020 and June 30, 2020, respectively, in relation to the equity interest in Fibesa S.A. and Entretenimiento Universal S.A. disclosed under Other liabilities.

(ii)
Corresponds to the sale of La Malteria S.A. See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.

(iii)
Corresponds to the acquisition of 22% common shares of Pareto S.A. as of December 31, 2020 and the participation in TGLT S.A. as of June 30, 2020. See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.

(iv)
Corresponds to changes in non-controlling interest generated by the share premium of La Arena S.A.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	12.31.20	06.30.20
Fair value at beginning of the period / year	46,235	49,980	6,825	2,277	105,317	73,535
Additions (ii)	105	1,611	53	74	1,843	10,457
Disposals (iii)	-	(14,144)	-	-	(14,144)	(2,007)
Transfers (iv)	-	(613)	-	-	(613)	691
Capitalized lease costs	4	5	-	-	9	20
Depreciation of capitalized lease costs (i)	(2)	(2)	-	-	(4)	(13)
Net (loss)/ gain from fair value adjustment on investment properties	(3,892)	2,682	1,159	150	99	22,634
Fair value at end of the period / year	42,450	39,519	8,037	2,501	92,507	105,317

(i)
On December 31, 2020 the depreciation charges were included in “Costs” in the amount of ARS 4, in the Statement of Income and Other Comprehensive Income (Note 20).
(ii)
Includes addition for the acquisition of the building "200 Della Paolera" according to the degree of progress of the construction work. See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(iii)
Disposal of Torre Boston and Bouchard 710 included in Office and Other rental properties. (See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements). As of June 30, 2020 includes the barter disposal of "Land Plot 1" of Caballito Ferro Land and the disposal for the sale of two floors of "200 Della Paolera". (See Note 4 to the Annual Consolidated Financial Statements).
(iv)
As of December 31, 2020 includes the transfer of the 24 th floor of Intercontinental Building from property, plant and equipment and the transfer of the 8 th floor of the building "200 Della Paolera" to property, plant and equipment. As of June 30, 2020 includes the transfer of 22nd and 23rd floor of the Intercontinental Building.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	12.31.20	12.31.19
Rentals and services income (Note 19)	2,177	5,040
Expenses and collective promotion fund (Note 19)	930	1,843
Rental and services costs (Note 20)	(1,401)	(2,510)
Net unrealized gain from fair value adjustment on investment properties	1,308	1,297
Net realized gain from fair value adjustment on investment properties (i) (ii)	7,915	436

(i)
As of December 31, 2020 includes ARS 3,950 for the sale of Torre Boston and ARS 3,965 for the sale of Bouchard 710. As of December 31, 2019 includes ARS 436 corresponding to the barter transaction of the Caballito Ferro land.

(ii)
As of December 31, 2020, (ARS 1,209) corresponds to the realized result from fair value adjustment for the period ((ARS 835) for the sale of Torre Boston and (ARS 374) for the sale of Bouchard 710) and ARS 9,124 for the realized result from fair value adjustment in previous years (ARS 4,786 for the sale of Torre Boston and ARS 4,338 for the sale of Bouchard 710). As of December 31, 2019 ARS 60 corresponds to the net realized fair value adjustment on investment properties for the period and ARS 376 corresponding to the realized result from fair value adjustment in previous years for the barter transaction of the Caballito Ferro land.

Valuation techniques are described in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2020. There were no changes to the valuation techniques.

IRSA Propiedades Comerciales S.A.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	12.31.20	06.30.20
Costs	468	248	1,540	23	1	2,280	2,344
Accumulated depreciation	(314)	(190)	(1,418)	(23)	-	(1,945)	(1,861)
Net book amount at beginning of the period / year	154	58	122	-	1	335	483
Additions	8	4	9	-	-	21	160
Disposals	-	-	(1)	-	-	(1)	(5)
Transfers	750	-	-	-	-	750	(219)
Depreciation charges (i)	(1)	(6)	(21)	-	-	(28)	(84)
Net book amount at end of the period / year	911	56	109	-	1	1,077	335
Costs	1,226	252	1,548	23	1	3,050	2,280
Accumulated depreciation	(315)	(196)	(1,439)	(23)	-	(1,973)	(1,945)
Net book amount at end of the period / year	911	56	109	-	1	1,077	335

(i)  On December 31, 2020 the depreciation charges were included in “Costs” in the amount of ARS 26 and in “General and administrative expenses” in the amount of ARS 2 in the Statement of Income and Other Comprehensive Income (Note 20).

9.
Trading properties

Changes in the Company’s, trading properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

Completed properties		Undeveloped sites	12.31.20	06.30.20
Net book amount the beginning of the period / year	19	112	131	119
Additions	-	-	-	19
Transfers	-	-	-	16
Disposals (i)	(10)	-	(10)	(23)
Net book amount the end of the period / year	9	112	121	131
Non-current			118	123
Current			3	8
Total			121	131

(i)
 As of December 31, 2020 corresponds to the sale of two apartments of Astor Berutti building. As of June 30, 2020 corresponds to the barter disposal of “Torre 1” on the airspace of the Coto Supermarket. (See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020)

10.
Intangible assets

Changes in the Company’s intangible assets for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Software	Right to receive units (ii)	Others	12.31.20	06.30.20
Costs	475	835	76	1,386	687
Accumulated amortization	(325)	-	(76)	(401)	(241)
Net book amount at beginning of the period / year	150	835	-	985	446
Additions	8	-	-	8	782
Disposals	-	-	-	-	(6)
Transfers	-	-	-	-	(77)
Amortization charges (i)	(28)	-	-	(28)	(160)
Net book amount at end of the period / year	130	835	-	965	985
Costs	483	835	76	1,394	1,386
Accumulated amortization	(353)	-	(76)	(429)	(401)
Net book amount at end of the period / year	130	835	-	965	985

(i) On December 31, 2020 the amortization charges were included in “Costs” in the amount of ARS 1 and in “General and administrative expenses” in the amount of ARS 27 in the Statement of Income and Other Comprehensive Income (Note 20).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

IRSA Propiedades Comerciales S.A.

11.
Rights of use assets

	12.31.20	06.30.20
Shopping malls (Note 23)	723	867
Machinery and equipment	12	15
Others	10	-
Total rights of use	745	882
Non-current	745	882
Total	745	882

  Results
	12.31.20	12.31.19
Shopping malls	144	128
Machinery and equipment	2	5
Others	15	-
Total amortization and depreciation of rights of use (i)	161	133

(i)
On December 31, 2020 the depreciation charges were included in “Costs” in the amount of ARS 149 and in “General and administrative expenses” in the amount of ARS 12 in the Statement of Income and Other Comprehensive Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Separate Annual Financial Statements as of June 30, 2020.

Financial assets and financial liabilities as of December 31, 2020 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
December 31, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	9,083	-	-	9,083	1,589	10,672
Investments in financial assets:
- Investment in equity public companies´ securities	-	98	-	98	-	98
- Bonds	-	5,146	-	5,146	-	5,146
- Mutual funds	-	1	-	1	-	1
Derivative financial instruments
- Foreign - currency future contracts	-	-	6	6	-	6
Cash and cash equivalents:
- Cash at banks and on hand	107	-	-	107	-	107
- Short- term investments	-	345	-	345	-	345
Total	9,190	5,590	6	14,786	1,589	16,375

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,499	4,205	5,704
Derivative financial instruments	3	-	3
Borrowings (Note 16)	37,395	-	37,395
Total	38,897	4,205	43,102

IRSA Propiedades Comerciales S.A.

Company´s financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	8,695	-	-	8,695	1,210	9,905
Investments in financial assets:
- Investment in equity public companies´ securities	-	83	-	83	-	83
- Bonds	-	5,337	-	5,337	-	5,337
- Mutual funds	-	74	-	74	-	74
Derivative financial instruments
- Foreign - currency future contracts	-	-	8	8	-	8
Cash and cash equivalents:
- Cash at banks and on hand	297	-	-	297	-	297
- Short- term investments	77	1,899	-	1,976	-	1,976
Total	9,069	7,393	8	16,470	1,210	17,680

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 15)	992	3,745	4,737
Derivative financial instruments	26	-	26
Borrowings (Note 16)	44,559	-	44,559
Total	45,577	3,745	49,322

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (See Note 16).

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IFRS 16 “Leases”. Finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 instruments, see Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of December 31, 2020 and June 30, 2020:

	12.31.20	06.30.20
Lease and services receivables	1,455	1,177
Averaging of scheduled rent escalation	571	346
Post-dated checks	362	309
Debtors under legal proceedings	331	402
Consumer financing receivables	16	20
Property sales receivables	15	19
Less: allowance for doubtful accounts	(524)	(628)
Total trade receivables	2,226	1,645
Advance payments	468	495
Prepayments	393	251
Other tax receivables	157	118
Loans	112	94
Expenses to be recovered	22	39
Others	13	28
Total other receivables	1,165	1,025
Related parties (Note 23)	6,757	6,607
Total current trade and other receivables	10,148	9,277
Non-current	6,014	5,605
Current	4,134	3,672
Total	10,148	9,277

IRSA Propiedades Comerciales S.A.

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	12.31.20	06.30.20
Beginning of the period / year	628	366
Additions (Note 20)	23	319
Unused amounts reversed (Note 20)	(28)	(11)
Inflation adjustment	(99)	(46)
End of the period / year	524	628

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2020 and 2019:

	Note	12.31.20	12.31.19
Net profit/ (loss) for the period		4,761	(519)
Adjustments:
Income tax	18	697	528
Amortization and depreciation	20	221	275
Gain from disposal of trading properties		-	(305)
Net gain from fair value adjustments of investment properties	7	(99)	(1,357)
Directors’ fees provision		444	251
Averaging of schedule rent escalation	19	(289)	(46)
Financial results, net		(9,712)	6,741
Provisions and allowances	13 and 17	26	154
Share of profit of associates and joint ventures	6	(2,350)	(1,826)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(6)	25
Changes in operating assets and liabilities:
Decrease in inventories		6	1
Decrease/ (increase) of trading properties		10	(18)
(Increase)/ decrease in trade and other receivables		(503)	435
Increase / (decrease) in trade and other payables		948	(263)
Increase/ (decrease) in payroll and social security liabilities		18	(136)
Uses of provisions and inflation adjustment	17	(24)	(32)
Net cash (used in) / generated from operating activities before income tax paid		(5,852)	3,908

The following table shows a detail of non-cash transactions occurred in the six-month periods ended December 31, 2020 and 2019:

Non-cash transactions	12.31.20	12.31.19
Currency translation adjustment	26	-
Increase in investments in financial assets through an increase in borrowings	704	-
Decrease in investments in financial assets through a decrease in trade and other payables	20	-
Increase in rights of use assets through an increase in leases liabilities	24	-
Increase in investments in financial assets through a decrease in trade and other receivables	408	-
Increase in irrevocable contributions through a decrease in trade and other receivables	2	-
Decrease in property, plant and equipment through an increase in equity	104	-
Decrease in property, plant and equipment through an increase in tax payables	33	-
Decrease in investment properties through an increase in property, plant and equipment	838	-
Decrease in property, plant and equipment through an increase in investment properties	225	-
Decrease in equity through a decrease in trade and other receivables (Dividends)	8,343	-
Decrease in borrowings through a decrease in investments in financial assets	240	-
Decrease in trade and other payables through a decrease in trade and other receivables	394	-
Decrease in trade and other receivables through a decrease in borrowings	122	-
Decrease in leases liabilities through a decrease in trade and other receivables	6	-
Increase in investment properties through a decrease in trade and other receivables	4	-
Increase in trade and other receivables through a decrease in investments in financial assets	8,310	1
Decrease in equity through an increase in trade and other payables (Dividends)	-	1
Increase in investment in associates and joint ventures through a decrease in equity	-	71
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	-	26
Increase in investment in associates and joint ventures through a decrease in investments in financial assets	-	985
Increase in trade and other payables through an increase in rights of use assets	-	6
Increase in rights of use assets through a decrease in trade and other receivables	-	1,100
Increase in rights of use assets through a decrease in property, plant and equipment	-	26
Decrease in investment properties through an increase in intangible assets	-	449

IRSA Propiedades Comerciales S.A.

15.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of December 31, 2020 and June 30, 2020:

	12.31.20	06.30.20
Admission rights	879	1,121
Rent and service payments received in advance	855	1,091
Trade payables	334	284
Accrued invoices	246	224
Tenant deposits	59	95
Payments received in advance	52	27
Total trade payables	2,425	2,842
Tax payables	282	127
Other income to be accrued	43	45
Other payables	12	8
Tax payment plans	5	7
Total other payables	342	187
Related parties (Note 23)	2,937	1,708
Total trade and other payables	5,704	4,737
Non-current	895	1,163
Current	4,809	3,574
Total	5,704	4,737

16.
Borrowings

The following table shows the Company’s borrowings as of December 31, 2020 and June 30, 2020:

	Book Value at 12.31.20	Book Value at 06.30.20	Fair Value at 12.31.20	Fair Value at 06.30.20
Non-Convertible notes	30,682	41,905	28,098	31,281
Bank loans	324	402	324	402
Related parties (Note 23)	4,531	605	4,516	502
Bank overdrafts	1,858	1,647	1,858	1,647
Total borrowings	37,395	44,559	34,796	33,832
Non-current	30,132	30,206
Current	7,263	14,353
Total	37,395	44,559

17.
Provisions

The following table shows the movements in the Company’s provisions as of December 31, 2020 and June 30, 2020:

	12.31.20	06.30.20
Balances at the beginning of the period / year	110	109
Increases (Note 21)	33	91
Recovery (Note 21)	(2)	(41)
Used during the period / year	(3)	(9)
Inflation adjustment	(21)	(40)
Balances at the end of the period / year	117	110
Non-current	57	70
Current	60	40
Total	117	110

IRSA Propiedades Comerciales S.A.

18.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	12.31.20	12.31.19
Deferred income tax	(697)	(528)
Income tax	(697)	(528)

Changes in the deferred tax account are as follows:

	12.31.20	06.30.20
Beginning of the period / year	(23,105)	(17,436)
Income tax	(697)	(5,560)
Appraisal surplus reserve	(33)	(109)
End of the period / year	(23,835)	(23,105)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit before income tax for the six-month periods ended December 31, 2020 and 2019:

	12.31.20	12.31.19
Profit for period before income tax at the prevailing tax rate	(1,637)	(3)
Tax effects of:
Difference between provisions and affidavits	269	-
Rate change	1,107	910
Share of profit of subsidiaries, associates and joint ventures	705	548
Loss from sale of subsidiaries	-	(553)
Tax inflation adjustment	(1,548)	(1,417)
Inflation adjustment	307	(40)
Non-taxable profit, non-deductible expenses and others	(7)	(30)
Others	107	-
Regain of tax loss carryforward	-	57
Income tax	(697)	(528)

19.
Revenue

	12.31.20	12.31.19
Base rent	1,133	2,874
Contingent rent	389	1,309
Admission rights	295	565
Averaging of scheduled rent escalation	289	46
Property management fees	48	60
Others	19	29
Parking fees	4	157
Rentals and services income	2,177	5,040
Sale of trading properties	59	367
Gain from disposal of trading properties	59	367
Total revenues from sales, rentals and services	2,236	5,407
Expenses and collective promotion fund	930	1,843
Total revenues from expenses and collective promotion funds	930	1,843
Total revenues	3,166	7,250

IRSA Propiedades Comerciales S.A.

20.
Expenses by nature
	Costs (2)	General and administrative expenses	Selling expenses	12.31.20	12.31.19
Salaries, social security costs and other personnel administrative expenses (1)	528	266	31	825	1,034
Taxes, rates and contributions	109	2	395	506	479
Directors' fees	-	444	-	444	251
Maintenance, security, cleaning, repairs and other	395	43	1	439	829
Fees and payments for services	15	55	192	262	129
Amortization and depreciation	180	41	-	221	275
Advertising and other selling expenses	137	-	3	140	384
Leases and expenses	46	17	1	64	242
Other expenses	9	11	-	20	18
Traveling, transportation and stationery	7	1	1	9	24
Cost of sale of properties	10	-	-	10	23
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	(5)	(5)	106
Total expenses by nature 12.31.20	1,436	880	619	2,935	-
Total expenses by nature 12.31.19	2,580	777	437	-	3,794

(1)
For the six-month period ended December 31, 2020, includes ARS 685 of Salaries, Bonuses and Social Security and ARS 140 of other concepts. For the six-month period ended December 31, 2019, includes ARS 937 of Salaries, Bonuses and Social Security and ARS 97 of other concepts.
(2)
For the six-month period ended December 31, 2020, includes ARS 1,401 of Rental and services costs and ARS 35 of Cost of sales and developments. For the six-month period ended December 31, 2019, includes ARS 2,510 of Rental and services costs and ARS 70 of Cost of sales and developments.

21.
Other operating results, net

	12.31.20	12.31.19
Management fees	43	28
Others	5	(22)
Interest generated by operating credits	(17)	39
Loss for sale of subsidiaries, associates and joint ventures	-	(8)
Donations	(24)	(42)
Lawsuits (Note 17)	(31)	(48)
Total other operating results, net	(24)	(53)

22.
Financial results, net

	12.31.20	12.31.19
- Interest income	659	228
Finance income	659	228
- Interest expense	(1,847)	(1,877)
- Other finance costs	(240)	(126)
Finance costs	(2,087)	(2,003)
- Foreign exchange, net	(257)	(4,268)
- Fair value gains / (loss) of financial assets and liabilities at Fair value through profit or loss	3,429	(303)
- (Loss) / Gain from derivative financial instruments	(253)	32
- (Loss) / Gain for repurchase of non-convertible notes	(4)	37
Other financial results	2,915	(4,502)
- Inflation adjustment	1,315	(300)
Total financial results, net	2,802	(6,577)

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Items	12.31.20	06.30.20
Trade and other receivables	6,757	6,607
Rights of use assets	723	867
Investments in financial assets	4,677	5,263
Trade and other payables	(2,937)	(1,708)
Borrowings	(4,531)	(605)
Leases liabilities	(10)	-
Total	4,679	10,424

Related parties	12.31.20	06.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	2,825	3,411	Non-convertible notes
	5,445	3,131	Loans granted
	168	169	Other receivables
	93	68	Corporate services
	59	-	Received granted
	12	15	Equity incentive plan
	9	-	Lease collections
	19	12	Leases and/or rights to use space
	-	1	Commissions
	6	12	Reimbursement of expenses receivable
	(2,089)	(1,327)	Received advances
Total direct parent company	6,547	5,492
Cresud S.A.CI.F. y A.	1,852	1,852	Non-convertible notes
	(3)	(3)	Equity incentive plan to pay
	-	2	Leases and/or rights to use space
	(26)	(1)	Reimbursement of expenses payable
	(350)	(218)	Corporate services to pay
Total direct parent company of IRSA	1,473	1,632
Torodur S.A.	11	227	Loans granted
	(4,291)	-	Borrowings
	-	(605)	Non-convertible notes
Panamerican Mall S.A.	9	30	Reimbursement of expenses receivable
	175	172	Other receivables
	7	13	Management fee receivable
	-	(3)	Lease collections to pay
	(2)	(3)	Leases and/or rights to use space to pay
Arcos del Gourmet S.A.	112	122	Loans granted
	34	26	Reimbursement of expenses receivable
	22	15	Management fee
	(4)	-	Lease collections
	17	21	Other receivables
	(1)	-	Leases and/or rights to use space to pay
Fibesa S.A.	8	8	Other receivables
	-	3	Leases and/or rights to use space
	1	-	Reimbursement of expenses receivable
	-	1	Management fee
	(21)	-	Borrowings
Shopping Neuquén S.A.	723	867	Rights of use assets
	146	149	Loans granted
	30	34	Reimbursement of expenses receivable
Ogden Argentina S.A	287	282	Loans granted
Boulevard Norte S.A.	(4)	(4)	Reimbursement of expenses payable
Entretenimiento Universal S.A.	39	38	Loans granted
Centro de Entretenimiento La Plata S.A.	1	10	Reimbursement of expenses receivable
Pareto S.A.	2	3	Other receivables
	(3)	-	Other payables
La Arena S.A.	3	3	Reimbursement of expenses receivable
Total subsidiaries	(2,699)	1,409

IRSA Propiedades Comerciales S.A.

Related parties	12.31.20	06.30.20	Description of transaction
Nuevo Puerto Santa Fe S.A.	8	9	Management fee
	2	-	Loans granted
	1	-	Reimbursement of expenses receivable
	(1)	(1)	Leases and/or rights to use space to pay
Quality S.A.	-	1	Management fee
	1	1	Reimbursement of expenses receivable
	(1)	-	Reimbursement of expenses payable
	(10)	-	Leases liabilities
TGLT SA	10	11	Other receivables
Total associates and joint ventures	10	21
Directors	(426)	(146)	Fees
Total Directors	(426)	(146)
Futuros y Opciones.Com S.A.	(47)	-	Borrowings
IRSA International LLC	-	323	Loans granted
	(26)	-	Other payables
Tyrus S.A.	-	1,668	Loans granted
Banco Hipotecario S.A.	6	6	Leases and/or rights to use space
Fundación Museo de los Niños	9	7	Reimbursement of expenses receivable
Helmir S.A	(172)	-	Non-convertible notes
La Rural S.A.	-	8	Leases and/or rights to use space
Others related parties	3	3	Leases and/or rights to use space
	(1)	(1)	Dividends
	2	3	Other receivables
	-	(1)	Legal services
Total others	(226)	2,016
Total	4,679	10,424

The following is a summary of the results with related parties:

Related parties	12.31.20	12.31.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	21	46	Corporate services
	506	55	Financial operations
	3	-	Leases and/or rights to use space
Total direct parent company	530	101
Cresud S.A.CI.F. y A.	269	63	Financial operations
	5	7	Leases and/or rights to use space
	(223)	(257)	Corporate services
Total direct parent company of IRSA	51	(187)
Arcos del Gourmet S.A.	16	-	Fees
	(2)	3	Financial operations
	(1)	(158)	Leases and/or rights to use space
Fibesa S.A.	(1)	6	Leases and/or rights to use space
	1	2	Fees
	1	-	Leases and/or rights to use space
Torodur S.A.	(143)	(123)	Financial operations
Shopping Neuquén S.A.	(144)	(128)	Leases and/or rights to use space
	(3)	5	Financial operations
Ogden Argentina S.A	6	47	Financial operations
Panamerican Mall S.A.	11	(6)	Financial operations
	(2)	(7)	Leases and/or rights to use space
	21	28	Fees
La Arena S.A.	-	(7)	Fees
Entretenimiento Universal S.A.	2	5	Financial operations
Other subsidiaries	-	(1)	Financial operations
	1	1	Fees
	2	-	Leases and/or rights to use space
Total subsidiaries	(235)	(333)
Nuevo Puerto Santa Fe S.A.	3	7	Fees
	(1)	(1)	Leases and/or rights to use space
Quality Invest S.A.	(8)	-	Financial operations
	1	-	Leases and/or rights to use space
Total associates and joint ventures	(5)	6
Directors	(444)	(251)	Fees
Senior Management	(18)	(23)	Fees
Total directors	(462)	(274)
IRSA International LLC	25	22	Financial operations
Tyrus S.A	148	-	Financial operations
Helmir	1	-	Financial operations
Banco de Crédito y Securitización	32	35	Leases and/or rights to use space
Museo de los Niños	(14)	-	Donations
Estudio Zang, Bergel & Viñes	(8)	(15)	Fees
Others	(6)	(6)	Financial operations
	15	19	Leases and/or rights to use space
Total others	193	55
Total	72	(632)

IRSA Propiedades Comerciales S.A.

The following is a summary of the transactions with related parties:

Related parties	12.31.20	12.31.19	Description of transaction
IRSA Inversiones y Representaciones S.A.	8,079	711	Dividends granted
Cresud S.A.CI.F. y A.	350	13	Dividends granted
E-commerce Latina S.A.	141	11	Dividends granted
Tyrus S.A.	51	-	Dividends granted
Total dividends granted	8,621	735
Panamerican Mall S.A.	-	(701)	Dividends received
Fibesa S.A.	-	(86)	Dividends received
Nuevo Puerto Santa Fe S.A.	-	(34)	Dividends received
Total dividends received	-	(821)
Quality Invest S.A.	19	36	Irrevocable contributions granted
Total irrevocable contributions to joint ventures	19	36
TGLT S.A.	-	1,622	Share sale
Total share sale	-	1,622
Pareto S.A.	53	-	Share acquisition
TGLT S.A.	-	2,607	Share acquisition
Total share acquisition	53	2,607

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Investment in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 20 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	12.31.20	06.30.20
Assets
Trade and other receivables
US Dollar	5.07	83.95	426	589
Euro	0.16	103.07	17	20
Trade and other receivables with related parties
US Dollar	8.47	84.15	713	5,866
Total trade and other receivables			1,156	6,475
Investments in financial assets
US Dollar	5.59	83.95	469	71
Investment in financial assets with related parties
US Dollar	55.58	84.15	4,677	5,137
Total investments in financial assets			5,146	5,208
Cash and cash equivalents
US Dollar	1.56	83.95	131	296
Total cash and cash equivalents			131	296
Total Assets			6,433	11,979
Liabilities
Trade and other payables
US Dollar	2.63	84.15	221	255
Euro	0.01	103.53	1	-
Trade and other payables with related parties
US Dollar	0.44	84.15	37	5
Total trade and other payables			259	260
Borrowings
US Dollar	365.03	84.15	30,717	41,949
Borrowings from related parties
US Dollar	53.02	84.15	4,462	605
Total borrowings			35,179	42,554
Leases liabilities
US Dollar	0.01	84.15	1	8
Leases liabilities with related parties
US Dollar	0.13	84.15	11	-
Total Leases liabilities			12	8
Total Liabilities			35,450	42,822

(1)
Considering foreign currencies those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate of the Argentine Peso as of December 31, 2020, according to Banco Nación Argentina.

26.
Economic context in which the Company operates

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

27.
 Subsequent events

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2020
(Stated in millions of Argentine Pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the Financial Statements, which affect their comparison with Financial Statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
Items					Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
			Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	205	-	7	2,155	735	586	453	5,921	27	27	32	10,148
	Total	205	-	7	2,155	735	586	453	5,921	27	27	32	10,148
Liabilities	Trade and other payables	665	31	-	3,594	180	139	200	567	98	58	172	5,704
	Leases liabilities	-	12	-	-	-	-	-	-	-	-	-	12
	Borrowings	-	-	-	2,951	21	-	4,291	-	30,132	-	-	37,395
	Deferred income tax liabilities	-	-	23,835	-	-	-	-	-	-	-	-	23,835
	Payroll and social security liabilities	-	-	-	136	-	68	-	-	-	-	-	204
	Provisions	-	60	57	-	-	-	-	-	-	-	-	117
	Total	665	103	23,892	6,681	201	207	4,491	567	30,230	58	172	67,267

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2020
(Stated in millions of Argentine Pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
	Items	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total
Receivables	Trade and other receivables	2,980	1,154	4,134	6,012	2	6,014	8,992	1,156	10,148
	Total	2,980	1,154	4,134	6,012	2	6,014	8,992	1,156	10,148
Liabilities	Trade and other payables	4,557	252	4,809	888	7	895	5,445	259	5,704
	Leases liabilities	-	12	12	-	-	-	-	12	12
	Borrowings	2,251	5,012	7,263	-	30,132	30,132	2,251	35,144	37,395
	Deferred income tax liabilities	-	-	-	23,835	-	23,835	23,835	-	23,835
	Payroll and social security liabilities	204	-	204	-	-	-	204	-	204
	Provisions	60	-	60	57	-	57	117	-	117
	Total	7,072	5,276	12,348	24,780	30,139	54,919	31,852	35,415	67,267

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2020, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non- current				Accruing interest
		Accruing interest				Accruing interest
Items		Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate	Non-Accruing	Subtotal	Fixed rate	Floating rate	Non-Accruing	Total
Receivables	Trade and other receivables	765	-	3,369	4,134	5,450	-	564	6,014	6,215	-	3,933	10,148
	Total	765	-	3,369	4,134	5,450	-	564	6,014	6,215	-	3,933	10,148
	Trade and other payables	1	-	4,833	4,834	4	-	891	895	5	-	5,699	5,704
	Leases liabilities	-	-	12	12	-	-	-	-	-	-	12	12
	Borrowings	5,405	1,815	43	7,263	30,132	-	-	30,132	35,537	1,815	43	37,395
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	23,835	23,835	-	-	23,835	23,835
	Payroll and social security liabilities	-	-	204	204	-	-	-	-	-	-	204	204
	Provisions	-	-	60	60	-	-	57	57	-	-	117	117
	Total	5,406	1,815	5,152	12,373	30,136	-	24,783	54,919	35,542	1,815	29,910	67,267

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2020
(Stated in millions of Argentine Pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 23.

6.
Borrowings to directors.

None.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.
Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the Financial Statements.

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2020
(Stated in millions of Argentine Pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
13.
Insurances.

	Insured amounts	Accounting values
Real Estate	in USD	in ARS	Risk covered
Abasto - Shopping mall and offices	154	8,561	Fire, all risk and loss of profit
Alto Palermo	80	9,884	Fire, all risk and loss of profit
Mendoza Plaza	66	2,320	Fire, all risk and loss of profit
Paseo Alcorta	66	4,913	Fire, all risk and loss of profit
Alto Avellaneda	64	5,616	Fire, all risk and loss of profit
Alto Rosario	59	4,922	All risk, construction and assembly
Patio Bullrich	35	2,798	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	42	1,517	Fire, all risk and loss of profit
Alto Noa	31	1,386	Fire, all risk and loss of profit
Soleil Premium Outlet	32	2,224	Fire, all risk and loss of profit
República building	52	10,749	Fire, all risk and loss of profit
Intercontinental building	7	1,360	Fire, all risk and loss of profit
Bouchard 710	36	7,573	Fire, all risk and loss of profit
Suipacha 664	16	1,794	Fire, all risk and loss of profit
Della Paolera 265	106	7,960	Fire, all risk and loss of profit
Alto Comahue	46	1,513	Fire, all risk and loss of profit
Distrito Arcos	47	2,362	Fire, all risk and loss of profit
Dot Baires Shopping	147	6,279	Fire, all risk and loss of profit
Edificio Dot	22	5,065	Fire, all risk and loss of profit
Building annexed to DOT	15	2,068	Fire, all risk and loss of profit
Anchorena 665	4	180	Fire, all risk and loss of profit
Caballito warehouse	2	-	Fire, all risk and loss of profit
Zelaya 3102	1	52	Fire, all risk and loss of profit
Anchorena 545 (Chanta IV)	47	14,782	Fire, all risk and loss of profit
SUBTOTAL	1,177	105,878
Unique policy	177	-	Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the Financial Statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17. Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

See Note 17 to the Unaudited Condensed Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Carlos Della Paolera 261– 8º floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52767733-1

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. (“the Company”), which comprise the unaudited condensed interim separate statement of financial position as of December 31, 2020, the unaudited condensed interim separate statements of income and other comprehensive income for the six and three-month periods ended December 31, 2020, and the unaudited condensed interim separate statements of changes in shareholders’ equity and of cash flows for the six-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position and the separate statements of income and other comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report in connection with IRSA Propiedades Comerciales S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2020.

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

d)
at December 31, 2020, the debt of IRSA Propiedades Comerciales S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 25,709,085 which is not due at that date.

Autonomous City of Buenos Aires, February 8, 2021.

/s/ PRICE WATERHOUSE & CO. S.R.L. (Partner)	/s/ ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
Name C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky	Name C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich
Title Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	Title Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

Free translation from the original prepared in Spanish for publication in Argentina

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

I. Brief comment on the Group’s activities during the period including references to significant events occurred after the end of the period.

Economic context where the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, and regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until January 29, 2021, more than 1,900,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

Additionally, the government is challenged to achieve a successful debt renegotiation with the International Monetary Fund. In the event that Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy in the medium and long term.

At the local environment, the following circumstances were observed:

●
In November 2020, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of (3.7%) compared to the same month of 2019, and 1.4% compared to the previous month.

●
The annual retail inflation reached 36.1% in 2020. The survey on market expectations prepared by the Argentine Central Bank in December 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 49.8% for 2021. The analysts who participate in the REM foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 5.5%.

●
In the period from December 2019 to December 2020, the argentine peso depreciated 40.5% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of December 31, 2020 there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (MULC in Spanish) to acquire the necessary currencies to meet its financial obligations.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

COVID-19 pandemic

As described above, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business. The current estimated impacts of the COVID-19 pandemic on the Group as of the date of these financial statements are set out below:

●
As a consequence of the social, preventive and mandatory isolation, shopping malls throughout the country were closed since March 20, 2020, remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls opened in the City and Greater Buenos Aires. From October to the date of these Financial Statements, all the Group's shopping malls are open operating with strict protocols that include reduced time to 8 hours and public restrictions, social distancing, among other safety and hygiene measures. The Entertainment category protocol is even more rigorous with closed cinemas in most cases. Although we hope to fully resume the activity in our shopping malls, the uncertainty of the situation could cause setbacks in the openings already made.

●
Given the closure of the shopping malls, the Group has decided to condone the billing and collection of the Base Rent until September 30, 2020, with some exceptions and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping malls is a 82.4% decrease in rental and service income during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter.

●
In relation to the offices business, although most of the tenants are working in the home office mode, they are operating with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

IRSA CP has a cash and equivalents position (including current financial investments) as of December 31, 2020 of approximately USD 84.9 million. On the other hand, it does not have short-term debt maturities, except for bank debt for USD 24.6 million.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

Consolidated Results in current currency

(In ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Income from sales, leases and services(1)	2,098	3,715	(43.5)%	3,094	6,814	(54.6)%
Net (loss) / gain from fair value adjustment on investment properties	(14,880)	(6,739)	120.8%	3,228	2,816	14.6%
Net realized Result from changes in the fair value of investment properties (4)	1,955	672	190.9%	7,915	672	1,077.8%
(Loss) / Profit from operations	(13,760)	(4,083)	237.0%	4,079	7,633	(46.6%)
Depreciation and amortization	38	106	(64.2%)	117	185	(36.8)%
Consolidated EBITDA(2)	(11,932)	(1,914)	523.4%	8,279	3,238	156.0%
Consolidated Adjusted EBITDA(2)	3,113	2,417	28.8%	8,883	4,657	90.7%
Consolidated NOI(3)	3,585	2,830	26.7%	9,894	5,508	79.6%
Result for the period	(9,518)	(3,779)	151.9%	5,285	(341)	-
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation
(4)
As of 6M21, a loss of ARS 1,209 million correspond to the realized result from fair value adjustment for the period (negative ARS 835 million for the sale of Boston Tower and negative ARS 374 million for the sale of Bouchard 710) and a gain of ARS 9,124 million for the realized result from fair value adjustment in previous years (ARS 4,786 million for the sale of Boston Tower and ARS 4,338 million for the sale of Bouchard 710). As of 6M20, a gain of ARS 60 million correspond to realized result from fair value adjustment for the year (which include the barter agreement of the Caballito Ferro land plot) and ARS 612 million to realized result from fair value adjustment in previous years (ARS 376 million corresponding to the exchange of the Caballito Ferro land plot and ARS 236 million for the deconsolidation of La Maltería SA land plot).

Company’s income decreased by 54.6% during the first half of fiscal year 2021 compared to the same period of 2020 mainly due to the impact of COVID-19 pandemic in the Shopping Malls segment that straightly affected operations, while adjusted EBITDA increased 90.7% mainly explained by Sales and Developments segment whose adjusted EBITDA reached ARS 7,393 million due to the impact of Bouchard 710 and Boston Tower’s office sales. Rental segments Adjusted EBITDA reached ARS 1,641 million, ARS 864 million from the Shopping Malls segment and ARS 777 million from the Offices segment.

Net result for the first half of fiscal year 2021 registered a gain of ARS 5,285 million compared to a loss of ARS 341 million in the same period of 2020 mainly explained by higher changes in the fair value of investment properties and net financial results. However, it is worth mentioning that during the second quarter of the year a negative net result of ARS 9,518 million was recorded, mainly explained by the impact of the valuation at fair value of investment properties whose result is due to the inflation of the three-month period exceeds the depreciation of the exchange rate recorded, making it necessary to recognize a loss of ARS 14,880 because of the inflation adjustment in the valuation methodology.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IIQ 21	IQ 21	IVQ 20	IIIQ 20	IIQ 20
Gross leasable area (sqm)	333,460	333,345	333,062	332,642	332,812
Tenants’ sales (3 months cumulative in current currency)	21,737	5,760	1,877	20,463	33,554
Occupancy	88.3%	92.8%	93.2%	94.8%	95.0%

During the first half of fiscal year 2021, our tenants’ sales reached ARS 27,497 million, 55.3% lower, in real terms, than in the same period of 2020. Compared to the immediately previous quarter (IQ21), there is an increase of 277% due to the reopening of 100% of the Company’s shopping malls in October 2020, that are operating with rigorous protocols.

Our portfolio’s leasable area totaled 333,460 sqm during the quarter, in line with the same period of previous fiscal year. Portfolio’s occupancy decreased to 88.3%, mainly due to the exit of Falabella in Alto Avellaneda and DOT Baires Shopping. Excluding this effect, occupancy reached 94.0%.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

Shopping Malls’ Financial Indicators

(in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Income from sales. rentals and services	1,534	2,640	(41.9)%	1,943	4,961	(60.8)%
Net (loss) / gain from fair value adjustment on investment properties	(6,073)	(3,223)	88.4%	(4,762)	(2,554)	86.5%
(Loss) / Profit from operations	(5,064)	(1,334)	279.6%	(3,966)	984	(503.0)%
Depreciation and amortization	21	57	(63.2)%	68	98	-30.6%
EBITDA(1)	(5,043)	(1,277)	294.9%	(3,898)	1,082	(460.3)%
Adjusted EBITDA(1)	1,030	1,946	(47.1)%	864	3,636	(76.2)%
NOI(2)	1,378	2,313	(40.4)%	1,603	4,319	(62.9)%

(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Income from this segment decreased 60.8% during the first half of fiscal year 2021, compared with same period of previous fiscal year, mainly explained by the closure of operations due to COVID-19 from March 20 to October 14, 2020, date from which all the company’s shopping malls are operational.

Adjusted EBITDA recovered during the second quarter of the year given the impact of the malls’ reopening, reaching ARS 1,031 million, 47% below the same period in 2020, prior to the pandemic.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	135	96.8%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,794	162	97.1%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,800	126	67.6%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	98.2%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	90.2%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	166	63.2%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	97.8%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,313	85	99.7%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,682	139	94.9%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	43,123	127	96.9%	100%
Córdoba Shopping	Dec-06	Córdoba	15,357	104	95.5%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	70	96.5%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	92.2%	99.95%
Patio Olmos(5)	Sep-07	Córdoba
Total			333,460	1,554	88.3%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

Cumulative tenants’ sales as of December 31

(per Shopping Mall in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Alto Palermo	2,372	4,343	(45.4)%	2,514	7,813	(67.8)%
Abasto Shopping	2,059	4,194	(50.9)%	2,164	7,791	(72.2)%
Alto Avellaneda	1,528	3,813	(59.9)%	1,630	6,962	(76.6)%
Alcorta Shopping	1,952	2,650	(26.3)%	1,971	4,616	(57.3)%
Patio Bullrich	1,264	1,715	(26.3)%	1,451	3,043	(52.3)%
Dot Baires Shopping	1,719	3,416	(49.7)%	1,811	6,077	(70.2)%
Soleil	1,289	1,714	(24.8)%	1,493	3,247	(54.0)%
Distrito Arcos	1,736	1,989	(12.7)%	2,293	3,649	(37.2)%
Alto Noa Shopping	1,183	1,322	(10.5)%	1,910	2,545	(25.0)%
)Alto Rosario Shopping	2,838	3,374	(15.9)%	4,208	6,167	(31.8)%
Mendoza Plaza Shopping	2,157	2,288	(5.7)%	3,521	4,483	(21.5)%
Córdoba Shopping	909	1,079	(15.8)%	1,472	1,938	(24.0)%
La Ribera Shopping(1)	323	647	(50.1)%	481	1,284	(62.5)%
Alto Comahue	408	1,010	(59.6)%	578	1,899	(69.6)%
Total	21,737	33,554	(35.2)%	27,497	61,514	(55.3)%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business

(per Type of Business. in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Anchor Store	555	1,814	(69.4)%	979	3,294	(70.3)%
Clothes and Footwear	13,518	19,579	(31.0)%	16,275	34,691	(53.1)%
Entertainment	45	662	(93.2)%	50	1,828	(97.3)%
Home	573	700	(18.1)%	721	1,249	(42.3)%
Restaurant	1,188	3,185	(62.7)%	1,672	6,597	(74.7)%
Miscellaneous	3,378	4,736	(28.7)%	4,448	8,232	(46.0)%
Services	222	342	(35.1)%	248	671	(63.0)%
Electronic appliances	2,258	2,536	(11.0)%	3,104	4,952	(37.3)%
Total	21,737	33,554	(35.2)%	27,497	61,514	(55.3)%

Revenues from cumulative leases as of December 31

(in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Base Rent (1)	815	1,130	(27.9)%	887	2,294	(61.3)%
Contingent Rent	393	886	(55.6)%	463	1,443	(67.9)%
Total Rent	1,208	2,016	(40.1)%	1,350	3,737	(63.8)%
Revenues from non-traditional advertising	5	67	(92.5)%	42	129	(67.4)%
Admission rights	164	328	(50.0)%	327	619	(47.2)%
Fees	27	31	(12.9)%	55	64	(14.1)%
Parking fees	5	124	(96.0)%	8	259	(96.9)%
Commissions	38	63	(39.7)%	70	125	(44.0)%
Others	88	11	709.1%	91	28	240.7%
Subtotal (2)	1,534	2,640	(41.9)%	1,943	4,961	(60.8)%
Expenses and Collective Promotion Funds	627	997	(37.1)%	1,021	1,937	(47.3)%
Total	2,161	3,637	(40.5)%	2,964	6,898	(57.0)%
(1)
Includes Revenues from stands for ARS 63 million cumulative as of December 2020
(2)
Includes ARS 3.8 million from Patio Olmos.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

III. Offices

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID-19 brought with it a combination of lower demand, increased vacancy that reached, according to Cushman & Wakefield, 12.7%, increasing 17.6% when compared to the previous quarter, although with stable rental prices for premium offices in Buenos Aires at USD 27.4 / sqm.

Offices’ Operating Indicators

	IIQ 21	IQ 21	IVQ 20	IIIQ 20	IIQ 20
Gross Leasable area	114,475	93,144	115,640	115,640	115,640
Total Occupancy	75.6%	83.7%	86.1%	87.0%	88.7%
Class A+ & A Occupancy	79.5%	91.6%	93.0%	93.9%	97.1%
Class B Occupancy	56.7%	53.6%	52.4%	53.2%	47.5%
Rent USD/sqm	25.7	26.0	26.6	26.6	26.9

The gross leasable area during the second quarter of fiscal year 2021 was 114,475 m2, with the “261 Della Paolera” building being added to the portfolio, offsetting the sqm sold by the company in the previous 2 quarters.

“261 Della Paolera” building consists of 35,000 sqm of GLA in 30 office floors and 316 parking lots in the “Catalinas” area of the City of Buenos Aires, one of the most premium for office development in Argentina. The company has 28,051 m2 corresponding to 24 floors and 256 parking lots in the building. The building began operations on December 9, 2020, it is the headquarters of the Company, its controlling company IRSA and CRESUD and the delivery of all the remaining floors is estimated for the third quarter of fiscal year 2021.

Portfolio average occupancy decreased compared to previous quarters reaching 75.6%, due to a higher vacancy in our premium portfolio (class A+&A), mainly motivated by the sale of Boston Tower which was 100% occupied, the exit of Falabella on Zetta Building and the incorporation of 260 Della Paolera building with an occupancy of 74.6%. Category B offices increased 3.1 bps their occupancy. The average rental price reached USD 25.7 per sqm, diminishing when compared to previous quarters.

(in ARS million)	IIQ 21	IIQ 20	YoY Var	6M 21	6M 20	YoY Var
Income from sales, rentals and services	507	700	(27.6)%	1,099	1,465	(25.0)%
Net (loss) / gain from fair value adjustment of investment properties.	(6,396)	(2,993)	113.7%	7,629	4,372	74.5%
(Loss) / Profit from operations	(6,047)	(2,479)	143.9%	8,388	5,530	51.7%
Depreciation and amortization	4	14	(71.4)%	18	22	(18.2)%
EBITDA(1)	(6,043)	(2,465)	145.2%	8,406	5,552	51.4%
Adjusted EBITDA (1)	353	529	(33.3)%	777	1,180	(34.2)%
NOI(2)	436	655	(33.4)%	957	1,364	(29.8)%

(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

During first half of fiscal year 2021, revenues from the offices segment decreased by 25.0% when compared to the same period of 2020. Excluding revenues generated during this quarter by the sqm sold in Bouchard 710 and Boston Tower office buildings, the decrease in revenues would have been 6.8%.

Adjusted EBITDA from this segment decreased 34.2% compared to the same period of the previous year due to the decrease in revenues related to the sale of offices floors, decrease in occupancy, and increase in bonuses. Adjusted EBITDA margin was 70.7%, 9.8 bps lower than the same period of previous year.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

Below is information on our office segment and other rental properties as of December 31, 2020.

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	IRSA CP’s Actual Interest	6M 21 - Rental revenues (ARS thousand)
AAA & A Offices
Republica Building	Dec-14	19,885	76.6%	100%	237,415
Boston Tower	Dec-14	-	-	-	96,195
Intercontinental Plaza(3)	Dec-14	2,979	100.0%	100%	66,583
Bouchard 710	Dec-14	-	-	-	34,557
Dot Building	Nov-06	11,242	77.1%	80%	111,423
Zetta	May-19	32,173	84.7%	80%	377,599
261 Della Paolera – Catalinas (5)	Dec-20	28,714	74.6%	100%	82,632
Total AAA & A Offices		94,993	79.5%		1,006,404

B Offices
Suipacha 652/64	Dec-14	11,465	31.2%	100%	22,119
Philips	Jun-17	8,017	93.1%	100%	62,929
Total B Buildings		19,482	56.7%		85,048
Subtotal Offices		114,475	75.6%		1,091,452

Other rental properties(4)					7,989
Total Offices and Others		114,475	75.6%		1,099,441
(1) Corresponds to the total gross leasable area of each property as of December 31, 2020. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of December 31, 2020.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Includes all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665, San Martin Plot and Libertador).
(5) Includes 664 square meters of gross leasable area of the basement.

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through our investments in La Rural S.A. and La Arena S.A.

	Sales and Developments			Others
(in ARS million)	6M 21	6M 20	YoY Var	6M 21	6M 20	YoY Var
Revenues	61	370	(83.5)%	8	69	(88.4)%
Net gain from fair value adjustment on investment properties.	837	1,266	(33.9)%	33	76	(56.6)%
Net realized Result from fair value adjustments of investment properties	7,915	-	-	-	-	-
Profit / (loss) from operations	312	1,443	(78.4)%	(63)	122	(151.6)%
Depreciation and amortization	3	6	(50.0)%	29	27	7.4%
EBITDA(1)	315	1,449	(78.3)%	(34)	149	(122.8)%
Adjusted EBITDA(1)	7,393	(162)	-	(67)	73	(191.8)%
NOI(2)	7,466	(98)	-	(43)	36	(219.4)%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from “Sales and Developments” segment decreased by 83.5% in real terms during the first half of fiscal year 2021 product of results from last fiscal year for the barter agreement of the Coto Airspace, partially offset by the sale of apartments and parking lots in the Astor Beruti building during this quarter. Revenues from the "Others" segment decreased by 88.4% mainly due to the cancellation of congresses, exhibitions, and events in the context of pandemic.

Adjusted EBITDA of Sales and Developments was ARS 7,393 million mainly explained by the impact of the realized fair value of Bouchard 710 and Boston Tower sales, while adjusted EBITDA for Others segment was negative ARS 67 million.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

	Investment Properties Sales – 6M2021
Office Buildings	Date	Floors	GLA	Price (USD MM)	Price sqm (USD)
Bouchard 710 – Total	Jul-2020	12	15,014	87.2	5,827
Boston Tower – Partial	Jul & Aug-2020	6	7,482	41.4	5,530
IQ21 Sales			22,496	128.6
Boston Tower - Remaining	Nov-2020	7	7,158	42.0(1)	5,710
IIQ21 Sales			7,158	42.0
(1) Includes the value of a retail store for USD 1.1 million.

V. CAPEX

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of today is 71% and construction works are expected to be finished by August 2021.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

For the six-month period ended December 31, 2020

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	3,111	1,128	(17)	4,222
Costs	(485)	(1,235)	27	(1,693)
Gross profit	2,626	(107)	10	2,529
Net income / (loss) from fair value adjustments of investment property	3,737	-	(509)	3,228
General and administrative expenses	(938)	-	3	(935)
Selling expenses	(676)	-	9	(667)
Other operating results, net	(78)	2	-	(76)
Profit / (loss) from operations	4,671	(105)	(487)	4,079
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

VII. Consolidated Financial Debt

Below is a detail of IRSA Propiedades Comerciales S.A.’s debt as of December 31, 2020:

Description	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Bank loans and overdrafts	ARS	24.6	-	< 360 days
PAMSA loan	USD	25.2	Fixed	Feb-23
IRSA CP Notes Series II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	409.8
Cash & Cash Equivalents + Investments (2)	USD	84.9
Intercompany Credit	ARS	62.6
IRSA CP’s Net Debt	USD	262.3
(1)
Principal amount at an exchange rate of ARS/USD 84.15 without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents and Investments in Current Financial Assets (includes related companies notes holding)

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned.

Year	Dividend paid stated in terms of the measuring unit current as of December 31, 2020	Dividend per share paid stated in terms of the measuring unit current as of December 31, 2020	Dividend paid stated in terms of the measuring unit current as of the date of each corresponding shareholders’ meeting	Dividend per share paid stated in terms of the measuring unit current as of the date of each corresponding shareholders’ meeting
	(ARS thousands)	(ARS)	(ARS thousands)	(ARS)
2018	2,198,519	17.4466	680,000	5.3962
2019	1,207,537	9.5826	545,000	4.3249
2020	876,116	6.9526	595,000	4.7217
2021	10,407,000	82.5860	9,700,000	76.9755

As of November 25, 2020, the Company distributed among its shareholders a cash dividend in an amount of ARS 9,700 million equivalent to 7,697.6% of the share capital, an amount per share of ARS 76.9755 (1 par value) and an amount per ADR of ARS 307.9022 (Argentine Pesos per ADR).

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

IX. Material and Subsequent Events

October 2020: General Ordinary and Extraordinary Shareholders’ Meeting

On October 26, 2020, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters inter alia, were resolved by majority of votes:

●
Distribution of ARS 9,700 million as cash dividends.

●
Share Capital increase from the sum of ARS 126 million to the sum of ARS 54,123 million through the capitalization of reserves.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2020

●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Share Capital

●
Change in the nominal value of the shares from the sum of ARS 1 to the sum of ARS 100.

November 2020: Appointment of new CEO

The Company informed that the Board of Directors held on October 29, 2020 has appointed Mr. Daniel Ricardo Elsztain as Chief Executive Officer.

November 2020: Boston Tower Office Floors Sale

On November 5, 2020, the Company sold and transferred 4 additional floors for a gross rental area of approximately 3,892 sqm and 15 parking lots units located in the building. The transaction price was approximately USD 22.9 million (USD/sqm 5,890), which was paid in full.

Finally, on November 11, 2020, the Company sold and transferred the last 3 floors with a rental area of 3,266 m2, a retail store of 228 m2 and 15 parking lots for a total price of approximately USD 19.1 million (USD 1.1 corresponding to the retail store), which had already been paid. The offices price reached USD/sqm 5,490.

After this transaction, the Company has no remaining leasable area in the building, keeping only 966 sqm of the first basement, partially rented.

December 2020: Headquarters Change

The Company informs that it has moved its headquarters from Moreno 877, 22°floor, Autonomous City of Buenos Aires to Carlos Della Paolera 261, 8° floor, Autonomous City of Buenos Aires.

December 2020: Release of Sustainability Report 2020

The Company released its Sustainability Report for the fiscal year 2020. It's based on the Global Reporting Initiative (GRI) standars regarding its economic, social and environmental performance for the fiscal year 2020.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2020	12.31.2019
Non-current assets	146,764	117,169
Current assets	12,621	25,800
Total assets	159,385	142,969
Equity attributable to the holders of the parent	80,118	64,370
Non-controlling interest	5,412	3,805
Total shareholders’ equity	85,530	68,175
Non-current liabilities	63,686	57,357
Current liabilities	10,169	17,437
Total liabilities	73,855	74,794
Total liabilities and shareholders’ equity	159,385	142,969

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	12.31.2020	12.31.2019
Result from operations	4,079	7,633
Share of profit of associates and joint ventures	(61)	375
Result from operations before financing and taxation	4,018	8,008
Financial income	680	265
Financial cost	(2,172)	(2,197)
Other financial results	3,152	(4,652)
Inflation adjustment	1,247	(143)
Financial results. net	2,907	(6,727)
Result before income tax	6,925	1,281
Income tax	(1,640)	(1,622)
Result for the period	5,285	(341)

Attributable to:
Equity holders of the parent	4,761	(519)
Non-controlling interest	524	178

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2020	12.31.2019
Net cash (used in) / generated from operating activities	(5,292)	4,449
Net cash generated from / (used in) investing activities	15,272	(3,016)
Net cash used in financing activities	(14,470)	(3,109)
Net decrease in cash and cash equivalents	(4,490)	(1,676)
Cash and cash equivalents at beginning of year	5,545	7,193
Financial Results from cash and cash equivalents	28	161
Inflation adjustment	(19)	(39)
Cash and cash equivalents at period-end	1,064	5,639

XIII.
Comparative Ratios

(in ARS million)	12.31.2020		12.31.2019
Liquidity
CURRENT ASSETS	12,621	1.24	25,800	1.48
CURRENT LIABILITIES	10,169		17,437
Indebtedness
TOTAL LIABILITIES	73,855	0.92	74,794	1.16
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	80,118		64,370
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	80,118	1.08	64,370	0.86
TOTAL LIABILITIES	73,855		74,794
Capital Assets
NON-CURRENT ASSETS	146,764	0.92	117,169	0.82
TOTAL ASSETS	159,385		142,969

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period, excluding: i) Interest income ; ii) interest expense; iii) income tax expense; and iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA (does not include the result of the Coto Airspace barter agreement and main related expenses corresponding to 2019) minus Total financial results, nets, excluding net financial interests, less share of loss/profit in associates and joint ventures, and excluding unrealized result from fair value adjustments of investment properties (does not include the result of the exchange of the Caballito Ferro land and the deconsolidation of La Maltería SA land corresponding to 2019).

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2020	2019
Result for the period	5,285	(341)
Interest income	(680)	(265)
Interest expense	1,917	2,037
Income tax expense	1,640	1,622
Depreciation and amortization	117	185
EBITDA	8,279	3,238
Unrealized result from fair value adjustments of investment properties	4,687	(2,816)
Share of loss / (profit) of associates and joint ventures	61	(375)
Foreign exchange, net	114	4,434
Loss/Gain from derivative financial instruments	273	23
Fair value (gain) /loss of financial assets and liabilities at fair value through profit or loss	(3,572)	281
Other financial costs	255	160
Repurchase of non-convertible notes	33	(86)
Gain from barter agreement – Coto Airspace	-	(345)
Inflation adjustment	(1,247)	143
Adjusted EBITDA	8,883	4,657
Adjusted EBITDA Margin(1)	287%	68.3%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rentals and services.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations (includes the result of the Espacio Aéreo Coto barter agreement and main related expenses corresponding to 2019), less Selling expenses, plus realized result from fair value adjustments of investment properties (does not include the result of the swap of the Caballito Ferro land and the deconsolidation of the La Maltería SA land corresponding to 2019), plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2020	2019
Gross profit	2,529	6,156
Selling expenses	(667)	(488)
Depreciation and amortization	117	185
Gain from barter agreement – Coto Airspace	-	(345)
Realized result from fair value of investment properties	7,915	-
NOI (unaudited)	9,894	5,508

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus net gain from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2020	2019
Result for the period	5,285	(341)
Unrealized Result from fair value adjustments of investment properties	4,687	(2,816)
Depreciation and amortization	117	185
Foreign exchange, net	114	4,434
Loss from derivative financial instruments	273	23
Fair value (gain)/loss of financial assets and liabilities at fair value through profit or loss	(3,572)	281
Other financial costs	255	160
Deferred income tax	1,632	1,629
Non-controlling interest	(524)	(178)
Non-controlling interest related to PAMSAS’s fair value	496	199
Share of loss / (profit) of associates and joint ventures	61	(375)
Inflation adjustment	(1,247)	143
Adjusted FFO	7,577	3,344

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2020

XVII. Brief comment on prospects for the fiscal year

The year 2021 is projected as a great challenge for the shopping mall industry. As it is of public knowledge and was mentioned at the beginning of this informative review, as a consequence of the social, preventive and mandatory lockdown, shopping malls throughout the country were closed since March 20, 2020, leaving open exclusively those stores dedicated to essential activities such as pharmacies, supermarkets and banks. This had a significant impact on the revenues of this segment in the first semester of the fiscal year and will have it in the second semester as well since the company's shopping malls opened 100% in mid-October but are working under rigorous protocols that include social distancing, reduced traffic and hours, access controls, among other safety and hygiene measures. The office segment operated normally during the confinement period

Entertainment segment has also been affected by the lockdown and social distancing. La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DirecTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Looking ahead to the next fiscal year, we will continue working on reducing and making the cost structure more efficient, hoping that the activity of shopping malls will evolve in line with the economic recovery. To date, although it is too early to evaluate a performance of the activity since the reopening, we can perceive a gradual recovery in sales in our shopping malls, although progressive.

The Board of Directors of the Company will continue evaluating financial, economic, and / or corporate tools that allow the Company to improve its position in the market in which it operates and to have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger. spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

IRSA Propiedades Comerciales Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title First Vice-Chairman